United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Table of Contents

US GAAP Financial Statements

Brazilian GAAP Financial Statements

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2

Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002	F-3

Consolidated Statements of Income for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-5

Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-6

Consolidated Statements of Changes in Stockholders' Equity for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002	F-7

Notes to the Consolidated Financial Information	F-8

Supplemental Financial Information	S-1

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2003, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002. This financial information is the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$ 260 million at June 30, 2003 and equity in earnings (losses) which total US$ 9 million, US$ 10 million, US$ (23) million, US$ 19 million and US$ 4 million for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002, respectively, and that of certain subsidiaries, which statements reflect total revenues of US$ 72 million and US$ 143 million for the three-month and six-month periods ended June 30, 2002, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated February 21, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
August 7, 2003

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Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June 30,	December
	2003	31, 2002

Assets	(unaudited)

Current assets
Cash and cash equivalents	966	1,091
Accounts receivable
Related parties	111	121
Unrelated parties	504	539
Loans and advances to related parties	55	49
Inventories	347	292
Deferred income tax	141	211
Others	358	286

	2,482	2,589

Property, plant and equipment, net	4,502	3,297

Investments in affiliated companies and joint ventures and other
investments and provision for losses on equity investments	1,072	732
Other assets
Goodwill on acquisition of subsidiaries	507	412
Loans and advances
Related parties	78	89
Unrelated parties	79	73
Prepaid pension cost	100	79
Deferred income tax	418	358
Judicial deposits	462	239
Unrealized gain on derivative instruments	1	3
Others	82	84

	1,727	1,337

TOTAL	9,783	7,955

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Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars	(Continued)

	June 30,	December
	2003	31, 2002

Liabilities and stockholders' equity	(unaudited)
Current liabilities
Suppliers	354	325
Payroll and related charges	99	76
Interest attributed to stockholders	136	3
Current portion of long-term debt - unrelated parties	1,021	717
Short-term debt	131	184
Loans from related parties	64	64
Others	239	139

	2,044	1,508

Long-term liabilities
Employees post-retirement benefits	181	141
Long-term debt - unrelated parties	2,061	2,359
Loans from related parties	5	7
Provisions for contingencies (Note 9)	577	428
Unrealized loss on derivative instruments	77	76
Others	197	122

	3,098	3,133

Minority interests	79	27

Stockholders' equity
Preferred class A stock - 600,000,000
no-par-value shares authorized and 138,575,913 issued	1,055	904
Common stock - 300,000,000 no-par-value
shares authorized and 249,983,143 issued	1,902	1,630
Treasury stock - 4,235 (2002 - 4,481) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,378)	(5,175)
Appropriated retained earnings	2,292	2,230
Unappropriated retained earnings	3,281	3,288

	4,562	3,287

TOTAL	9,783	7,955

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

			Quarter	Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	761	746	704	1,507	1,370
Gold	7	9	35	16	69
Manganese and ferroalloys	89	75	59	164	124
Potash	21	21	24	42	40
Others	14	16	9	30	20

	892	867	831	1,759	1,623
Revenues from logistic services	138	115	131	253	242
Aluminum products	188	167	98	355	166
Other products and services	1	4	5	5	13

	1,219	1,153	1,065	2,372	2,044
Value-added tax	(49)	(43)	(44)	(92)	(78)

Net operating revenues	1,170	1,110	1,021	2,280	1,966

Operating costs and expenses
Cost of ores and metals sold	(438)	(428)	(411)	(866)	(813)
Cost of logistic services	(73)	(70)	(74)	(143)	(133)
Cost of aluminum products	(157)	(142)	(95)	(299)	(160)
Others	(2)	(1)	(8)	(3)	(14)

	(670)	(641)	(588)	(1,311)	(1,120)
Selling, general and administrative expenses	(45)	(49)	(60)	(94)	(108)
Research and development	(12)	(11)	(12)	(23)	(21)
Employee profit sharing plan	(9)	(12)	3	(21)	(6)
Others	(46)	(34)	(30)	(80)	(82)

	(782)	(747)	(687)	(1,529)	(1,337)

Operating income	388	363	334	751	629

Non-operating income (expenses)
Financial income	29	28	44	57	77
Financial expenses	(64)	(82)	(117)	(146)	(179)
Foreign exchange and monetary gains (losses), net	257	50	(326)	307	(331)

	222	(4)	(399)	218	(433)

Income before income taxes, equity results and minority interests	610	359	(65)	969	196

Income taxes
Current	(135)	(6)	3	(141)	(4)
Deferred	(25)	(65)	126	(90)	114

	(160)	(71)	129	(231)	110

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	35	94	(82)	129	(48)
Change in accounting pratice for asset retirement obligations (note 4)	-	(10)	-	(10)	-
Minority interests	(29)	(18)	4	(47)	3

Net income (loss)	456	354	(14)	810	261

Basic earnings(losses) per Preferred Class A Share	1.19	0.92	(0.04)	2.11	0.68

Basic earnings(losses) per Common Share	1.19	0.92	(0.04)	2.11	0.68

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,575	138,571	138,575

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

			Quarter	Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Cash flows from operating activities:
Net income (loss)	456	354	(14)	810	261
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	54	43	61	97	127
Dividends received	36	36	30	72	55
Equity in results of affiliates and joint ventures and change in provision or losses on equity investments	(35)	(94)	82	(129)	48
Deferred income taxes	25	65	(126)	90	(114)
Current income taxes	108	-	-	108	-
Provisions for contingencies	-	9	46	9	69
Impairment of property, plant and equipment	12	-	49	12	76
Change in accounting pratice for asset retirement obligations (note 4)	-	10	-	10	-
Pension plan	2	3	3	5	6
Foreign exchange and monetary losses (gains)	(258)	(142)	467	(400)	466
Net unrealized derivative losses (gains)	(1)	3	7	2	13
Minority interests	29	18	(4)	47	(3)
Others	(7)	6	68	(1)	63
Decrease (increase) in assets:
Accounts receivable	65	64	(16)	129	(82)
Inventories	(25)	24	(26)	(1)	(25)
Others	(26)	(1)	(39)	(27)	(30)
Increase (decrease) in liabilities:
Suppliers	18	(93)	(5)	(75)	(14)
Payroll and related charges	13	(6)	7	7	5
Others	(14)	57	22	43	6

Net cash provided by operating activities	452	356	612	808	927

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(54)	(23)	(6)	(77)	(29)
Repayments	-	29	26	29	29
Others	1	16	1	17	2
Guarantees and deposits	(152)	(12)	(29)	(164)	(39)
Additions to investments	(61)	-	-	(61)	(1)
Additions to property, plant and equipment	(308)	(198)	(172)	(506)	(317)
Proceeds from disposals of property, plant and equipment	37	-	1	37	1
Net cash used to acquire subsidiaries	-	-	(45)	-	(45)

Net cash used in investing activities	(537)	(188)	(224)	(725)	(399)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	60	(93)	(166)	(33)	211
Loans
Related parties
Additions	-	-	-	-	12
Repayments	(6)	(16)	(4)	(22)	(19)
Issuances of long-term debt
Related parties	-	2	1	2	11
Others	40	177	71	217	513
Repayments of long-term debt
Related parties	(4)	-	-	(4)	(15)
Others	(175)	(101)	(79)	(276)	(140)
Interest attributed to stockholders	(215)	-	(329)	(215)	(329)

Net cash used in financing activities	(300)	(31)	(506)	(331)	244

Increase (decrease) in cash and cash equivalents	(385)	137	(118)	(248)	772
Effect of exchange rate changes on cash and cash equivalents	67	56	(318)	123	(317)
Cash and cash equivalents, beginning of period	1,284	1,091	2,008	1,091	1,117

Cash and cash equivalents, end of period	966	1,284	1,572	966	1,572

Cash paid during the period for:
Interest on short-term debt	(1)	(6)	(10)	(7)	(16)
Interest on long-term debt, net of interest capitalized	(28)	(49)	(33)	(77)	(68)
Interest capitalized	5	4	5	9	10
Income tax	(27)	(6)	(4)	(33)	(4)
Non-cash transactions
Conversion of loans receivable to investments	76	11	-	87	20

See notes to condensed consolidated financial information.

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Condensed Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Quarter			Six months ended June 30

	2nd 2003	1st 2003	2nd 2002	2003	2002

Preferred class A stock (including one special share)
Beginning of the period	904	904	820	904	904
Transfer from appropriated retained earnings	151	-	84	151	-

End of the period	1,055	904	904	1,055	904

Common stock
Beginning of the period	1,630	1,630	1,479	1,630	1,630
Transfer from appropriated retained earnings	272	-	151	272	-

End of the period	1,902	1,630	1,630	1,902	1,630

Treasury stock
End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,999)	(5,185)	(3,477)	(5,185)	(3,475)
Change in the period	593	186	(776)	779	(778)

End of the period	(4,406)	(4,999)	(4,253)	(4,406)	(4,253)

Unrealized gain on available-for-sale security
Beginning of the period	13	-	-	-	-
Change in the period	5	13	-	18	-

End of the period	18	13	-	18	-

Adjustments relating to investments in affiliates
Beginning of the period	10	10	10	10	10
Change in the period	-	-	-	-	-

End of the period	10	10	10	10	10

Total other cumulative comprehensive income	(4,378)	(4,976)	(4,243)	(4,378)	(4,243)

Appropriated retained earnings
Beginning of the period	2,351	2,230	3,207	2,230	3,212
Transfer to retained earnings	364	121	(547)	485	(552)
Transfer to capital stock	(423)	-	(235)	(423)	(235)

End of the period	2,292	2,351	2,425	2,292	2,425

Retained earnings
Beginning of the period	3,321	3,288	2,328	3,288	2,184
Net income	456	354	(14)	810	261
Interest attributed to stockholders
Preferred class A stock ($0.87 and $0.39 per share in 2003 and 2002)	(48)	(72)	(5)	(120)	(54)
Common stock ($0.87 and $0.39 per share in 2003 and 2002)	(84)	(128)	(10)	(212)	(97)
Appropriation from reserves	(364)	(121)	547	(485)	552

End of the period	3,281	3,321	2,846	3,281	2,846

Total stockholders' equity	4,562	3,640	3,972	4,562	3,972

Comprehensive income is comprised as follows:
Net income	456	354	(14)	810	261
Cumulative translation adjustments	593	186	(776)	779	(778)
Unrealized gain on available-for-sale security	5	13	-	18	-

Total comprehensive income	1,054	553	(790)	1,607	(517)

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,635)	(4,719,651)	(4,719,921)	(4,719,651)	(4,715,261)
Acquisitions	-	-	-	-	(4,390)
Sales	230	16	-	246	-

End of the period	(4,719,405)	(4,719,635)	(4,719,921)	(4,719,405)	(4,719,651)

	383,839,651	383,839,421	383,839,135	383,839,651	383,839,405

(1)   As of June 30, 2003, 4,715,170 common shares and 4,235 preferred shares were purchased, which are held in treasury in the amount of US$ 88. The 4,715,170 commom shares guarantees an loan given to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

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Notes to the Condensed Consolidated Financial Information
 Expressed in millions of United States dollars, unless otherwise stated (unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity

Ferteco Mineração S.A. - FERTECO	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A.	76	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferroalloys
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
CELMAR S.A. - Indústria de Celulose e Papel	100	Brazil	Forestry
Florestas Rio Doce S.A.	100	Brazil	Forestry
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore and Ferroalloys
Alumina do Norte do Brasil S.A - Alunorte	57	Brazil	Aluminum
Salobo Metais S.A. (1)	100	Brazil	Copper
Mineração Serra do Sossego S.A. (1)	100	Brazil	Copper
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys

(1) - Development stage companies

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

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3	Summary of significant accounting policies

Our condensed consolidated interim financial information as of June 30, 2003 for the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six month periods ended June 30, 2003 and 2002 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2003.

This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2002.

The provision for losses on equity investments relates to our investments in affiliates which have reported negative stockholders’ equity in their financial information prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity.

Other current assets includes $30 related to ships held for sale, at June 30, 2003.

4	Change in accounting practice

In June 2001, the FASB issued SFAS 143 - "Accounting for Asset Retirement Obligations". We adopted SFAS 143 as from January 1, 2003, as a consequence an additional $26 for asset retirement obligations was recorded as "Others - long-term liabilities", a net increase of $11 in mine development costs was registered within "Property, plant and equipment" and a resulting change of $10 was registered as "Change in Accounting Practice for Asset Retirement Obligations" on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be depleted over the useful lives of the related assets.

5	Recently-issued accounting pronouncements

In June 2002, the FASB has issued SFAS 146 - "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

In November 2002 the FASB issued FIN 45 - "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable as from December 31, 2002 are disclosed in Note 9. We have not issued any material guarantees sinc e December 31, 2002.

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In January 2003, FASB issued Interpretation No. 46 (FIN 46) – Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on our financial statements.

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, an amendment of SFAS 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated in the following sentence and for hedging relationships designated after June 30, 2003. The provisions of this statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We are evaluating the impact of this standard.

In May 2003. FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”) this Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Board decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We have not created or modified any such contracts since June 15, 2003.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Six months ended June 30 - %

	2003	2002

Federal income tax	25	25
Social contribution	9	9

Composite tax rate	34	34

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The amount reported as income tax expense in our consolidated financial information is reconciled to the statutory rates as follows:

				Six months
		Quarter		ended June 30

	2nd	1st	2nd
	2003	2003	2002	2003	2002

Income before income taxes, equity results and minority interests	610	359	(65)	969	196

Federal income tax and social contribution expense at statutory enacted rates	(207)	(122)	22	(329)	(67)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	59	63	(3)	122	43
Exempt foreign income (expenses)	(26)	(16)	75	(42)	92
Tax incentives	40	-	(5)	40	2
Valuation allowance	-	9	(3)	9	6
Other non-taxable gains (losses)	(26)	(5)	13	(31)	10
Adjustment to reflect expected annual effective tax rate	-	-	30	-	24

Federal income tax and social contribution expense in consolidated statements of income	(160)	(71)	129	(231)	110

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expires in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends

7     Inventories

	June 30, 2003	December 31, 2002

Finished products
Iron ore and pellets	94	86
Manganese	19	24
Ferroalloys	42	27
Alumina	23	15
Others	16	12
Spare parts and maintenance supplies	153	128

	347	292

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8      Investments

																			Quoted
	June 30, 2003				Investments		Goodwill		Equity Adjustments					Dividends received					market

												Six months					Six months		June 30,
				Net					Quarter			ended June 30		Quarter			ended June 30
				income
	Participation in		Net	for the	June 30,	December	June 30,	December	2nd	1st	2nd			2nd	1st	2nd
	capital(%)		equity	period	2003	31, 2002	2003	31, 2002	2003	2003	2002	2003	2002	2003	2003	2002	2003	2002	2003

Investments in affiliated companies and joint ventures, unless otherwise started	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS	22.99	11.46	175	174	20	-	-	-	10	10	(11)	20	(8)	-	-	-	-	2	84
Companhia Siderúrgica de Tubarão - CST (1)	24.93	28.02	368	47	103	27	-	-	6	6	2	12	(5)	-	5	-	5	-	247
California Steel Industries Inc. - CSI	50.00	50.00	212	5	106	107	-	-	-	3	7	3	6	3	-	-	3	-	-
SIDERAR (costs $24) - available for sale investments	4.85	4.85	-	-	48	30	-	-	-	-	-	-	-	-	-	-	-	-	48

					277	164	-	-	16	19	(2)	35	(7)	3	5	-	8	2
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	417	24	167	162	-	-	6	4	15	10	19	-	5	10	5	23	-
Valesul Alumínio S.A. - VALESUL	54.51	54.51	92	9	50	39	-	-	1	4	3	5	4	3	-	-	3	-	-
Alumínio Brasileiro S.A. - ALBRAS	51.00	51.00	172	156	88	-	-	-	40	39	(9)	79	-	-	-	-	-	-	-
Alumina do Norte do Brasil S.A. -ALUNORTE (Consolidated as from June 30, 2002, after acquisition of control)	62.09	57.03			-	-	-	-	-	-	(28)		(23)	-	-	-	-	-	-

					305	201	-	-	47	47	(19)	94	-	3	5	10	8	23
Iron ore and pellets
Caemi Mineração e Metalurgia S.A.	50.00	16.86	635	71	107	77	-	-	7	5	-	12	1	-	-	3	-	3	112
Companhia Nipo-Brasileira de Pelotização NIBRASCO	51.11	51.00	28		14	12	-	-	(1)	1	2	-	1	-	-	-	-	-	-
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	34	5	17	14	-	-	2	1	2	3	3	-	2	-	2	1	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00			-	-	-	-	-	-	(3)	-	(2)	-	-	-	-	-	-
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	23	3	12	9	-	-	1	-	1	1	2	1	-	-	1	-	-
Gulf Industrial Investment Company - GIIC	50.00	50.00	75	11	38	37	-	-	4	2	1	6	3	-	5	-	5	6	-
SAMARCO Mineração S.A. - SAMARCO	50.00	50.00	395	84	198	154	37	30	23	19	(3)	42	8	25	14	17	39	17	-
Minas da Serra Gera S.A - MSG	51.00	51.00	27	4	14	9	-		1	1	2	2	3	1	-	-	1	1	-
Others	-	-	-	-	15	12	-				1	-	1	-	-	-	-	-	-

					415	324	37	30	37	29	3	66	20	27	21	20	48	28
Others
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	10.96	11.12	264	48	29	25	-	-	2	3	-	5	2	2	5	-	7	2	55
Others	-	-			26	15	-	-	(1)	3	(26)	2	(25)	1	-	-	1	-	-

					55	40	-	-	1	6	(26)	7	(23)	3	5	-	8	2

					1,052	729	37	30	101	101	(44)	202	(10)	36	36	30	72	55

Balance / Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS					-	(1)	-	-	-	1	(18)	1	(12)	-	-	-	-	-	-
Companhia Ferroviária do Nordeste - CFN					-	-	-	-	(2)	-	(1)	(2)	(2)	-	-	-	-	-	-
Companhia Coreano-Brasileira de Pelotização - KOBRASCO					(10)	(16)	-	-	6	3	(5)	9	(5)	-	-	-	-	-	-
Ferroban - Ferrovias Bandeirantes S.A.					-	-	-	-	-	-	-	-	(2)	-	-	-	-	-	-
Ferrovia Centro-Atlântica S.A. - FCA					-	-	-	-	(73)	(11)	(7)	(84	(10)	-	-	-	-	-	-
MRS Logística S.A					(2)	(6)	-	-	3	1	(7)	4	(7)	-	-	-	-	-	-
CSN Aceros					(5)	(4)	-	-		(1)	-	(1)	-	-	-	-	-	-	-

					(17)	(27)	-	-	(66)	(7)	(38)	(73)	(38)	-	-	-	-	-

Total					1,035	702	37	30	35	94	(82)	129	(48)	36	36	30	72	55

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST's total capital for US$ 60.
(2)	We have significant influence through a shareholders` agreement.

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9	Commitments and contingencies

(a)	At June 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $484, of which $350 is denominated in United States dollars and the remaining $134 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees

ALBRAS	267	US$	Debt guarantee	2007	None
	44	R$	Debt guarantee	2010	None
FCA	51	US$	Debt guarantee	2009	None
	84	R$	Debt guarantee	2012	None
SEPETIBA TECON	18	US$	Debt guarantee	2005	None
	5	R$	Debt guarantee	2012	None
SAMARCO	12	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
					Collateral
NIBRASCO	2	US$	Debt guarantee	2004	Pledge

	484

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except in the case of Albras and Samarco.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2003		December 31, 2002

	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits

Labor claims	156	68	109	52
Civil claims	123	43	95	32
Tax - related actions	297	349	220	153
Others	1	2	4	2

	577	462	428	239

Labor - related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax - related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

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Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. The increase of $196 for tax deposits relates to an action in which we challenged the annual limitation on use our tax loss carryforward.

Contingencies settled in the three-month period ended June 30, 2003, and 2002 and March 31, 2003 aggregated $32, $28 and $21, respectively, and additional provisions aggregated $18, $74 and $30, respectively.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial information with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take annual delivery of approximately 207,060 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,366.00 per metric ton at June 30, 2003, represents an annual commitment of $283. Actual take from Albras was $67, $71 and $65 during the three-month period ended June 30, 2003 and 2002 and March 31, 2003, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. This period was extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2003, both we and BNDES had remaining commitments to contribute an additional $54 towards exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g)	At June 30, 2003 we have provided $54 for environmental liabilities and asset retirement obligations.

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We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products – comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of gold and other non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum - comprises aluminum trading activities, alumina refining and investments joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations.

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Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations
	2nd Quarter 2003

	Combined

				Holdings

		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,115	18	18	158	-	-	(495)	814
Gross revenues - Domestic	279	22	108	41	-	-	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	5	2	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	-	-	-	(54)
Pension plan	(2)	-	-	-	-	-	-	(2)

Operating profit	308	(2)	55	20	5	2	-	388
Financial income	51	(1)	5	3	2	-	(31)	29
Financial expenses	(85)	-	(2)	(7)	(1)	-	31	(64)
Foreign exchange and monetary losses, net	185	14	(12)	72	2	(4)	-	257
Equity in earnings	44	-	(72)	47	16	-	-	35
Income taxes	(139)	1	1	(24)	1	-	-	(160)
Minority interests	(1)	(3)	-	(25)	-	-	-	(29)

Net income	363	9	(25)	86	25	(2)	-	456

Sales classified by geographic destination:
Export market
America, except United States	121	-	4	36	-	-	(84)	77
United States	70	2	-	17	-	-	(47)	42
Europe	491	14	10	45	-	-	(185)	375
Middle East/Africa/Oceania	68	-	1	-	-	-	(14)	55
Japan	131	2	2	47	-	-	(60)	122
Asia, other than Japan	234	-	1	13	-	-	(105)	143

	1,115	18	18	158	-	-	(495)	814
Domestic market	279	22	108	41	-	-	(45)	405

	1,394	40	126	199	-	-	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	-	31	-	4,502
Capital expenditures	177	94	17	20	-	-	-	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	-	2	305	277	29	-	1,072

Capital employed	2,875	158	245	486	19	10	-	3,793

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Operating profit by product – after eliminations

	2nd Quarter 2003

						Impairment/
	Revenues					Gain on sale
				(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	458	135	593	(301)	292	-	(20)	272
Pellets	118	50	168	(141)	27	(12)	(4)	11
Manganese	14	2	16	(3)	13	-	(1)	12
Ferroalloys	46	27	73	(51)	22	-	(2)	20

	636	214	850	(496)	354	(12)	(27)	315
Non ferrous
Gold	7	-	7	(7)	-	-	(2)	(2)
Potash	-	21	21	(12)	9	-	(1)	8
Kaolin	13	1	14	(10)	4	-	-	4

	20	22	42	(29)	13	-	(3)	10
Aluminum
Alumina	65	39	104	(88)	16	-	(4)	12
Aluminum	74	4	78	(68)	10	-	-	10
Bauxite	6	-	6	(6)	-	-	-	-

	145	43	188	(162)	26	-	(4)	22
Logistics
Railroads	-	79	79	(27)	52	-	(16)	36
Ports	-	38	38	(32)	6	-	(2)	4
Ships	13	8	21	(21)	-	-	-	-

	13	125	138	(80)	58	-	(18)	40
Others	-	1	1	2	3	-	(2)	1

	814	405	1,219	(765)	454	(12)	(54)	388

(1) Cost and expenses include contingency provisions of $16.

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Results by segment - before eliminations

							1st Quarter 2003

						Combined

						Holdings

		Non
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,080	23	21	149	-	-	(476)	797
Gross revenues - Domestic	258	24	78	37	-	-	(41)	356
Cost and expenses	(1,001)	(38)	(61)	(159)	1	(3)	517	(744)
Depreciation, depletion and amortization	(36)	(3)	(2)	(2)	-	-	-	(43)
Pension plan	(3)	-	-	-	-	-	-	(3)

Operating profit	298	6	36	25	1	(3)	-	363
Financial income	45	1	3	3	-	1	(25)	28
Financial expenses	(96)	(2)	(1)	(5)	(3)	-	25	(82)
Foreign exchange and monetary losses, net	25	5	(3)	23	-	-	-	50
Equity in earnings	33	-	(11)	48	19	5	-	94
Income taxes	(66)	(1)	(1)	(2)	(1)	-	-	(71)
Change in accounting pratice for asset retirement
obligations (note 4)	(10)	-	-	-	-	-	-	(10)
Minority interests	-	(2)	-	(16)	-	-	-	(18)

Net income	229	7	23	76	16	3	-	354

Sales classified by geographic destination:
Export market
America, except United States	116	-	14	31	-	-	(72)	89
United States	101	4	-	2	-	-	(50)	57
Europe	440	17	4	87	-	-	(170)	378
Middle East/Africa/Oceania	51	-	3	-	-	-	(16)	38
Japan	111	1	-	23	-	-	(49)	86
Asia, other than Japan	261	1	-	6	-	-	(119)	149

	1,080	23	21	149	-	-	(476)	797
Domestic market	258	24	78	37	-	-	(41)	356

	1,338	47	99	186	-	-	(517)	1,153

Assets:
Property, plant and equipment, net	2,563	464	162	430	-	27	-	3,646
Capital expenditures	91	51	32	23	-	1	-	198
Investments in affiliated companies and joint ventures and
other investments, net of provision for losses	437	-	(7)	233	148	28	-	839

Capital employed	2,521	138	188	405	22	10	-	3,284

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Operating profit by product - after eliminations

							1st Quarter 2003

						Impairment/
						Gain on sale
	Revenues			(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	421	126	547	(267)	280	-	(18)	262
Pellets	152	47	199	(168)	31	-	(3)	28
Manganese	9	2	11	(5)	6	-	-	6
Ferroalloys	47	17	64	(54)	10	-	(2)	8

	629	192	821	(494)	327	-	(23)	304
Non ferrous
Gold	9	-	9	(8)	1	-	-	1
Potash	-	21	21	(12)	9	-	(1)	8
Kaolin	13	3	16	(10)	6	-	(1)	5

	22	24	46	(30)	16	-	(2)	14
Aluminum
Alumina	59	34	93	(73)	20	-	(2)	18
Aluminum	70	-	70	(66)	4	-	-	4
Bauxite	4	-	4	(4)	-	-	-	-

	133	34	167	(143)	24	-	(2)	22
Logistics
Railroads	-	66	66	(22)	44	-	(14)	30
Ports	-	28	28	(9)	19	-	(2)	17
Ships	13	8	21	(39)	(18)	-	-	(18)

	13	102	115	(70)	45	-	(16)	29
Others	-	4	4	(10)	(6)	-	-	(6)

	797	356	1,153	(747)	406	-	(43)	363

(1)	Cost and expenses include contingency provisions of $9.

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Results by segment - before eliminations

							2nd Quarter 2002

					Combined

						Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	1,052	42	9	99	-	-	(482)	720
Gross revenues - Domestic	269	26	98	-	-	2	(50)	345
Cost and expenses	(933)	(46)	(82)	(103)	(24)	(11)	532	(667)
Depreciation, depletion and amortization	(45)	(13)	(3)	(1)	-	1	-	(61)
Pension plan	(3)	-	-	-	-	-	-	(3)

Operating profit	340	9	22	(5)	(24)	(8)	-	334
Financial income	52	-	3	3	1	-	(15)	44
Financial expenses	(126)	(1)	(2)	-	(3)	-	15	(117)
Foreign exchange and monetary losses, net	(291)	(19)	(16)	-	-	-	-	(326)
Equity in earnings	(4)	-	(37)	(37)	(2)	(2)	-	(82)
Income taxes	130	-	-	(1)	-	-	-	129
Minority interests	1	3	-	-	-	-	-	4

Net income	102	(8)	(30)	(40)	(28)	(10)	-	(14)

Sales classified by geographic destination:
Export market
America, except United States	153	-	7	6	-	-	(100)	66
United States	58	16	-	1	-	-	(45)	30
Europe	458	26	-	81	-	-	(187)	378
Middle East/Africa/Oceania	42	-	-	-	-	-	(7)	35
Japan	130	-	-	-	-	-	(61)	69
Asia, other than Japan	211	-	2	11	-	-	(82)	142

	1,052	42	9	99	-	-	(482)	720
Domestic market	269	26	98	-	-	2	(50)	345

	1,321	68	107	99	-	2	(532)	1,065

Assets:
Property, plant and equipment, net	2,700	392	252	410	-	92	-	3,846
Capital expenditures	143	15	17	-	-	(3)	-	172
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	540	-	(2)	174	142	33	-	887

Capital employed	2,577	345	248	266	18	38	-	3,492

(1)	Control of Alunorte was acquired in June 2002 and it was consolidated from then.

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Operating profit by product – after eliminations

							2nd Quarter 2002

						Impairment/
						Gain on sale
			Revenues			of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	433	129	562	(239)	323	-	(20)	303
Pellets	100	42	142	(151)	(9)	-	(4)	(13)
Manganese	8	1	9	(12)	(3)	-	(1)	(4)
Ferroalloys	33	17	50	(30)	20	-	(3)	17

	574	189	763	(432)	331	-	(28)	303
Non ferrous
Gold	35	-	35	(21)	14	-	(5)	9
Potash	-	24	24	(20)	4	-	(1)	3
Kaolin	7	2	9	(11)	(2)	-	(1)	(3)

	42	26	68	(52)	16	-	(7)	9
Aluminum
Alumina	16	-	16	(21)	(5)	-	-	(5)
Aluminum	74	-	74	(73)	1	-	-	1
Bauxite	8	-	8	(9)	(1)	-	-	(1)

	98	-	98	(103)	(5)	-	-	(5)
Logistics
Railroads	-	72	72	(28)	44	5	(20)	29
Ports	-	39	39	(29)	10	-	(3)	7
Ships	6	14	20	(30)	(10)	1	(2)	(11)

	6	125	131	(87)	44	6	(25)	25
Others	-	5	5	(2)	3	-	(1)	2

	720	345	1,065	(676)	389	6	(61)	334

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Results by segment - before eliminations

						Six months ended June 30, 2003

						Combined

						Holdings

	Ferrous	Non ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	2,195	41	39	307	-	-	(971)	1,611
Gross revenues - Domestic	537	46	186	78	-	-	(86)	761
Cost and expenses	(2,040)	(78)	(129)	(334)	6	(1)	1,057	(1,519)
Depreciation, depletion and amortization	(81)	(5)	(5)	(6)	-	-	-	(97)
Pension plan	(5)	-	-	-	-	-	-	(5)

Operating profit	606	4	91	45	6	(1)	-	751
Financial income	96	-	8	6	2	1	(56)	57
Financial expenses	(181)	(2)	(3)	(12)	(4)	-	56	(146)
Foreign exchange and monetary losses, net	210	19	(15)	95	2	(4)	-	307
Equity in earnings	78	-	(83)	95	35	4	-	129
Income taxes	(205)	-	-	(26)	-	-	-	(231)
Change in accounting pratice for asset retirement obligations (note 4)	(10)	-	-	-	-	-	-	(10)
Minority interests	(1)	(5)	-	(41)	-	-	-	(47)

Net income	593	16	(2)	162	41	-	-	810

Sales classified by geographic destination:
Export market
America, except United States	237	-	18	67	-	-	(156)	166
United States	171	6	-	19	-	-	(97)	99
Europe	931	31	14	132	-	-	(355)	753
Middle East/Africa/Oceania	119	-	4	-	-	-	(30)	93
Japan	242	3	2	70	-	-	(109)	208
Asia, other than Japan	495	1	1	19	-	-	(224)	292

	2,195	41	39	307	-	-	(971)	1,611
Domestic market	537	46	186	78	-	-	(86)	761

	2,732	87	225	385	-	-	(1,057)	2,372

Assets:
Property, plant and equipment, net	3,103	634	212	522	-	31	-	4,502
Capital expenditures	268	145	49	43	-	1	-	506
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	-	2	305	277	29	-	1,072

Capital employed	2,875	158	245	486	19	10	-	3,793

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Operating profit by product – after eliminations

	Six months ended June 30, 2003

						Impairment/
	Revenues					Gain on sale
				(1)		of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	879	261	1,140	(568)	572	-	(38)	534
Pellets	270	97	367	(309)	58	(12)	(7)	39
Manganese	23	4	27	(8)	19	-	(1)	18
Ferroalloys	93	44	137	(105)	32	-	(4)	28

	1,265	406	1,671	(990)	681	(12)	(50)	619
Non ferrous
Gold	16	-	16	(15)	1	-	(2)	(1)
Potash	-	42	42	(24)	18	-	(2)	16
Kaolin	26	4	30	(20)	10	-	(1)	9

	42	46	88	(59)	29	-	(5)	24
Aluminum
Alumina	124	73	197	(161)	36	-	(6)	30
Aluminum	144	4	148	(134)	14	-	-	14
Bauxite	10	-	10	(10)	-	-	-	-

	278	77	355	(305)	50	-	(6)	44
Logistics
Railroads	-	145	145	(49)	96	-	(30)	66
Ports	-	66	66	(41)	25	-	(4)	21
Ships	26	16	42	(60)	(18)	-	-	(18)

	26	227	253	(150)	103	-	(34)	69
Others	-	5	5	(8)	(3)	-	(2)	(5)

	1,611	761	2,372	(1,512)	860	(12)	(97)	751

(1)  Cost and expenses include contingency provisions of $25.

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Results by segment - before eliminations

	Six months ended June 30, 2002

	Combined

				Holdings

		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Steel	Others	Eliminations	Consolidated

Gross revenues - Export	2,001	86	19	167	-	-	(867)	1,406
Gross revenues - Domestic	485	43	179	-	-	3	(72)	638
Cost and expenses	(1,789)	(95)	(137)	(165)	(24)	(11)	939	(1,282)
Depreciation, depletion and amortization	(98)	(19)	(9)	(1)	-	-	-	(127)
Pension plan	(6)	-	-	-	-	-	-	(6)

Operating profit	593	15	52	1	(24)	(8)	-	629
Financial income	93	-	6	4	1	-	(27)	77
Financial expenses	(196)	(3)	(3)	-	(4)	-	27	(179)
Foreign exchange and monetary losses, net	(297)	(18)	(16)	-	-	-	-	(331)
Equity in earnings	14	-	(42)	(12)	(7)	(1)	-	(48)
Income taxes	113	-	(1)	(2)	-	-	-	110
Minority interests	-	3	-	-	-	-	-	3

Net income	320	(3)	(4)	(9)	(34)	(9)	-	261

Sales classified by geographic destination:
Export market
America, except United States	217	-	12	13	-	-	(125)	117
United States	147	29	3	1	-	-	(85)	95
Europe	851	55	2	142	-	-	(338)	712
Middle East/Africa/Oceania	85	-	-	-	-	-	(11)	74
Japan	243	1	-	-	-	-	(113)	131
Asia, other than Japan	458	1	2	11	-	-	(195)	277

	2,001	86	19	167	-	-	(867)	1,406
Domestic market	485	43	179	-	-	3	(72)	638

	2,486	129	198	167	-	3	(939)	2,044

Assets:
Property, plant and equipment, net	2,700	392	252	410	-	92	-	3,846
Capital expenditures	273	18	26	-	-	-	-	317

Investments in affiliated companies and joint ventures and other investments, net of provision for losses	540	-	(2)	174	142	33	-	887

Capital employed	2,577	345	248	266	18	38	-	3,492

(1)  Control of Alunorte was acquired in June 2002 and it was consolidated from then.

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Operating profit by product – after eliminations

						Six months ended June 30, 2002

						Impairment/
						Gain on sale
		Revenues				of property,	Depreciation,
				Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	expenses	Net	equipment	amortization	profit

Ferrous
Iron ore	843	233	1,076	(519)	557	-	(46)	511
Pellets	216	78	294	(268)	26	-	(5)	21
Manganese	14	5	19	(14)	5	-	(2)	3
Ferroalloys	66	39	105	(72)	33	-	(4)	29

	1,139	355	1,494	(873)	621	-	(57)	564
Non ferrous
Gold	69	-	69	(43)	26	-	(15)	11
Potash	-	40	40	(31)	9	-	(2)	7
Kaolin	17	3	20	(17)	3	-	(2)	1

	86	43	129	(91)	38	-	(19)	19
Aluminum
Alumina	22	-	22	(25)	(3)	-	-	(3)
Aluminum	134	-	134	(130)	4	-	-	4
Bauxite	10	-	10	(11)	(1)	-	-	(1)

	166	-	166	(166)	-	-	-	-
Logistics
Railroads	-	144	144	(50)	94	-	(40)	54
Ports	-	60	60	(40)	20	-	(5)	15
Ships	15	23	38	(43)	(5)	-	(4)	(9)

	15	227	242	(133)	109	-	(49)	60
Others	-	13	13	(25)	(12)	-	(2)	(14)

	1,406	638	2,044	(1,288)	756	-	(127)	629

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

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The asset (liability) balances at June 30, 2003, 2002 and March 31, 2003 and the movement in fair value of derivative financial instruments is as follows:

		Interest
		rates
	Gold	(libor)	Currencies	Alumina	Total

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	(76)
Financial settlement	-	10	-	-	10
Gains (losses) in the period	-	4	-	(3)	1
Effect of exchange rate changes	(1)	(11)	-	1	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	-	4	-	-	4
Gains (losses) in the period	5	(8)	-	-	(3)
Effect of exchange rate changes	-	(4)	-	-	(4)

Unrealized gains (losses) at March 31, 2003	(10)	(68)	(1)	3	(76)

Unrealized gains (losses) at April 1, 2002	(2)	(25)	(6)	-	(33)
Change in the period	(1)	3	5	-	7
Gains (losses) realized in the period	-	(6)	(1)	-	(7)

Unrealized gains (losses) at June 30, 2002	(3)	(28)	(2)	-	(33)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	(73)
Financial settlement	-	14	-	-	14
Gains (losses) in the period	5	(4)	-	(3)	(2)
Effect of exchange rate changes	(1)	(15)	-	1	(15)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	(76)

Unrealized gains (losses) at January 1, 2002	7	(36)	(4)	-	(33)
Change in the period	(11)	21	3	-	13
Gains (losses) realized in the period	1	(13)	(1)	-	(13)

Unrealized gains (losses) at June 30, 2002	(3)	(28)	(2)	-	(33)

Realized and unrealized gains (losses) are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net;
Alumina – operating costs and expenses.

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Final maturity dates for the above instruments are as follows:

Gold	December 2006
Interest rates (libor)	May 2007
Currencies	May 2005
Alumina	Dec 2008

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, 89% of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while 49% of our costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the three-month periods ended June 30, 2003, March 31, 2003 and June 30, 2002 and for the six-month periods ended June 30, 2003 and 2002 our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

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12	Subsequent Events

Acquisition of Caemi

On July 18, 2003 the European Commission approved CVRD’s acquisition of 50% of the common shares and 40% of the preferred shares of Caemi Mineração e Metalurga S.A. (Caemi). Upon conclusion of the acquisition, the Company will detain all the common shares and 40% of the preferred shares of Caemi.

CVRD's Vale Overseas Places Bonds for US$ 300 at a 9.25% Yield

On August 1, 2003 a wholly owned subsidiary, Vale Overseas Limited issued US$300 in ten-year notes. The notes bear a coupon of 9.00% per year, payable semi-annually, and will be priced at 98.386% of their principal amount. The notes will be unsecured and unsubordinated obligations of Vale Overseas Limited and will be fully and unconditionally guaranteed by CVRD.

The Company expects to file a registration statement with the United States Securities and Exchange Commission (SEC) and to make its best efforts to exchange the notes for others registered with the SEC within 180 days of the closing date of the offering.

Additionally, on July 28, 2003, another wholly owned subsidiary, CVRD Finance Ltd. issued US$ 250 of 4.48% notes due 2013.

* * *

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Supplemental Financial Information

The following information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios.

EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees. EBITDA is not a US GAAP measurement and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

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Aluminum Area - Valesul (Additional information - Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	9	15			24	9	12	8	13	42
Quantity sold - internal market	MT (thousand)	10	9			19	12	12	10	14	48

Quantity sold - total	MT (thousand)	19	24	-	-	43	21	24	18	27	90

Average sales price - external market	US$	1.505,49	1.516,01			1.512,07	1.467,44	1.481,49	1.485,09	1.413,67	1.459,01
Average sales price - internal market	US$	1.933,02	1.970,53			1.950,79	1.906,21	1.865,52	1.779,65	1.801,29	1.837,32
Average sales price - total	US$	1.730,60	1.685,82			1.705,61	1.720,97	1.663,20	1.654,96	1.618,98	1.661,77

Long-term indebtedness, gross	US$	1	1			1	2	1	1	1	1
Short-term indebtedness, gross	US$	1	1			1	1	1	-	1	1

Total indebtedness, gross	US$	2	2	-	-	2	3	2	1	2	2

Stockholders' equity	US$	84	92			92	95	83	66	72	72

EBITDA	US$	10	5	-	-	15	6	9	9	14	38

Depreciation, amortization and depletion	US$	(1)	(2)	-	-	(3)	(1)	(1)	(1)	(1)	(4)
Impairment/gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	9	3	-	-	12	5	8	8	13	34
Net financial result	US$	-				-	-	-	-	(1)	(1)

Income before income tax and social contribution	US$	9	3	-	-	12	5	8	8	12	33
Income tax and social contribution	US$	(1)	(2)			(3)	(2)	(2)	(1)	(2)	(7)

Net income	US$	8	1	-	-	9	3	6	7	10	26

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Aluminum Area - MRN (Additional information - Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	711	958			1.669	485	790	740	601	2.616
Quantity sold - internal market	MT (thousand)	1.485	2.554			4.039	1.296	1.821	1.814	2.381	7.312

Quantity sold - total	MT (thousand)	2.196	3.512	-	-	5.708	1.781	2.611	2.554	2.982	9.928

Average sales price - external market	US$	21,31	21,20			21,25	20,56	19,09	19,21	21,42	19,93
Average sales price - internal market	US$	18,24	18,15			18,18	19,46	18,01	18,16	20,32	19,06
Average sales price - total	US$	19,23	18,98			19,08	19,76	18,34	18,46	20,54	18,95

Long-term indebtedness, gross	US$	69	66			66	96	90	78	76	76
Short-term indebtedness, gross	US$	44	134			134	14	19	23	29	29

Total indebtedness, gross	US$	113	200	-	-	200	110	109	101	105	105

Stockholders' equity	US$	402	417			417	364	377	388	405	405

EBITDA	US$	24	39	-	-	63	21	22	22	35	100

Depreciation, amortization and depletion	US$	(10)	(10)	-	-	(20)	(9)	(9)	(10)	(10)	(38)
Impairment/gain on sale	US$	-	-	-	-	-	-	24	-	-	24
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	14	29	-	-	43	12	37	12	25	86

Gain (loss) on investments accounted for by the equity method	US$	-				-	(1)	(4)	-	-	(5)
Non-operating result	US$	-	-			-	-	-	-	-	-
Net financial result	US$	(2)	(12)			(14)	(1)	13	17	(5)	24

Income before income tax and social contribution	US$	12	17	-	-	29	10	46	29	20	105
Income tax and social contribution	US$	(2)	(2)			(4)	(1)	(8)	1	(3)	(11)

Net income	US$	10	15	-	-	25	9	38	30	17	94

The amounts refers 2002 and the 1st quarter 2003 were adjusted.

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Aluminum Area - Albras (Additional information - Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	99	102			201	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	4			8	4	2	3	4	13

Quantity sold - total	MT (thousand)	103	106	-	-	209	88	110	104	104	406

Average sales price - external market	US$	1.336,40	1.324,49			1.330,36	1.318,33	1.409,42	1.288,20	1.304,79	1.304,70
Average sales price - internal market	US$	1.376,14	1.365,10			1.370,62	1.352,12	1.330,47	1.335,69	1.356,26	1.355,55
Average sales price - total	US$	1.337,98	1.326,07			1.331,94	1.319,81	1.332,13	1.289,68	1.306,47	1.306,38

Long-term indebtedness, gross	US$	451	400			400	524	507	499	466	466
Short-term indebtedness, gross	US$	-	-			-	73	49	20	20	20

Total indebtedness, gross	US$	451	400	-	-	400	597	556	519	486	486

Stockholders' equity	US$	79	172			172	56	(18)	(97)	(3)	(3)

EBITDA	US$	56	50		-	106	43	58	56	58	215
Depreciation, amortization and depletion	US$	(3)	(4)		-	(7)	(5)	(4)	(4)	(3)	(16)
Impairment/gain on sale	US$	-	(3)		-	(3)	-	-	-	-	-

Operating income	US$	53	43		-	96	38	54	52	55	199
Net financial result	US$	30	58			88	(9)	(125)	(153)	56	(231)

Income before income tax and social contribution	US$	83	101	-	-	184	29	(71)	(101)	111	(32)
Income tax and social contribution	US$	(4)	(24)			(28)	(2)	2	-	10	10

Net income	US$	79	77		-	156	27	(69)	(101)	121	(22)

The amounts refers 2002 and the 1st quarter 2003 were adjusted.

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Aluminum Area - Alunorte (Additional information - Unaudited) - Consolidated Subsidiary

Information						2003						2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q		Total

Quantity sold - external market	MT (thousand)	289	303			592	222	175	115	208		720
Quantity sold - internal market	MT (thousand)	201	234			435	205	235	233	199		872

Quantity sold - total	MT (thousand)	490	537	-	-	1.027	427	410	348	407		1.592

Average sales price - external market	US$	170,93	172,57			171,77	148,20	152,79	162,37	154,43		153,39
Average sales price - internal market	US$	173,60	175,13			174,42	175,94	175,38	173,97	169,51		173,79
Average sales price - total	US$	172,03	173,68			172,89	161,55	165,72	170,13	161,79		164,56

Long-term indebtedness, gross	US$	482	494			494	455	455	473	481		481
Short-term indebtedness, gross	US$	-	4			4	-	-	-		-	-

Total indebtedness, gross	US$	482	498	-	-	498	455	455	473	481		481

Stockholders' equity	US$	91	170			170	180	85	(30)	50		50

EBITDA	US$	23	17	-	-	40	14	18	23	15		70
Depreciation, amortization and depletion	US$	(3)	(3)	-	-	(6)	(3)	(3)	(2)	(2)		(10)
Impairment/gain on sale	US$	-	-	-	-	-	-	-	-	-		-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-		-

Operating income	US$	20	14	-	-	34	11	15	21	13		60
Non-operating result	US$	-	-			-	(2)	(1)	3	-		-
Net financial result	US$	20	66			86	(3)	(89)	(150)	57		(185)

Income before income tax and social contribution	US$	40	80	-	-	120	6	(75)	(126)	70		(125)
Income tax and social contribution	US$	(4)	(20)			(24)	-	-	-	24		24

Net income	US$	36	60	-	-	96	6	(75)	(126)	94		(101)

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Aluminum Area - Aluvale (Additional information - Unaudited) - Consolidated Subsidiary

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Stockholders' equity	US$	354	472			472	365	275	158	282	282

EBITDA	US$	7	4	-	-	11	14	11	8	6	39
Depreciation, amortization and depletion	US$	-	-	-	-	-	-	-	-		-
Impairment / gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	(5)	(3)	-	-	(8)	(13)	(10)	(7)	(7)	(37)

Operating income	US$	2	1	-	-	3	1	1	1	(1)	2
Gain on investments accounted for by the equity method	US$	66	83			149	25	(43)	(95)	138	25
Net financial result	US$	1	1			2	2	4	(3)	2	5

Income before income tax and social contribution	US$	69	85	-	-	154	28	(38)	(97)	139	32
Income tax and social contribution	US$	2	(4)			(2)	(1)	(2)	1	-	(2)

Net income	US$	71	81	-	-	152	27	(40)	(96)	139	30

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Pelletizing Affiliates - Kobrasco (Additional information - Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	453	667			1.120	436	534	850	1.074	2.894
Quantity sold - internal market	MT (thousand)	681	461			1.142	420	478	-	242	1.140

Quantity sold - total	MT (thousand)	1.134	1.128	-	-	2.262	856	1.012	850	1.316	4.034

Average sales price - external market	US$	29,89	29,98			29,94	31,31	29,34	29,47	29,89	29,88
Average sales price - internal market	US$	30,72	30,90			30,79	32,08	29,24	-	30,32	30,51
Average sales price - total	US$	30,39	30,35			30,37	31,69	29,30	29,47	29,97	30,09

Long-term indebtedness, gross	US$	124	102			102	150	143	147	114	114

Total indebtedness, gross	US$	124	102	-	-	102	150	143	147	114	114

Stockholders' equity	US$	(28)	(20)			(20)	23	3	(21)	(31)	(31)

EBITDA	US$	6	2	-	-	8	7	2	5	5	19
Depreciation, amortization and depletion	US$	(1)	-	-	-	(1)	(1)	(1)	(1)	(1)	(4)
Impairment / gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	5	2	-	-	7	6	1	4	4	15
Net financial result	US$	5	16			21	(2)	(27)	(46)	15	(60)

Income before income tax and social contribution	US$	10	18	-	-	28	4	(26)	(42)	19	(45)
Income tax and social contribution	US$	(4)	(7)			(11)	(1)	9	14	(7)	15

Net income	US$	6	11	-	-	17	3	(17)	(28)	12	(30)

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Pelletizing Affiliates - Hispanobras (Additional information - Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	268	625			893	487	356	165	313	1.321
Quantity sold - internal market	MT (thousand)	637	265			902	420	480	520	826	2.246

Quantity sold - total	MT (thousand)	905	890	-	-	1.795	907	836	685	1.139	3.567

Average sales price - external market	US$	29,54	33,75			32,49	31,33	31,49	31,39	24,28	29,71
Average sales price - internal market	US$	29,95	38,90			32,58	31,43	31,63	32,28	27,31	30,15
Average sales price - total	US$	29,75	36,33			33,01	31,38	31,56	32,07	25,80	29,77

Stockholders' equity	US$	27	34			34	36	31	25	27	27

EBITDA	US$	4	6	-	-	10	5	2	2	4	13
Depreciation, amortization and depletion	US$	(1)	-	-	-	(1)	(1)	-	-	(1)	(2)
Impairment/gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	3	6	-	-	9	4	2	2	3	11
Net financial result	US$	(1)	(2)			(3)	-	3	3	(2)	4

Income before income tax and social contribution	US$	2	4	-	-	6	4	5	5	1	15
Income tax and social contribution	US$	(1)	-			(1)	(2)	(2)	(1)	-	(5)

Net income	US$	1	4	-	-	5	2	3	4	1	10

The amounts  refers 2002 and the 1st quarter 2003 were  adjusted.

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Pelletizing Affiliates - Itabrasco (Additional information - Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	306	778			1.084	644	533	572	431	2.180
Quantity sold - internal market	MT (thousand)	507	65			572	233	169	243	482	1.127

Quantity sold - total	MT (thousand)	813	843	-	-	1.656	877	702	815	913	3.307

Average sales price - external market	US$	29,97	33,53			32,53	31,16	28,46	29,96	30,01	29,71
Average sales price - internal market	US$	29,20	55,87			32,23	31,90	27,79	30,33	30,60	29,13
Average sales price - total	US$	29,54	35,25			32,45	31,35	28,30	30,06	30,18	29,51

Long-term indebtedness, gross	US$	5	-			-	18	17	16	-	-

Total indebtedness, gross	US$	5	-	-	-	-	18	17	16	-	-

Stockholders' equity	US$	20	23			23	27	24	20	17	17

EBITDA	US$	2	7	-	-	9	2	1	1	3	7
Depreciation, amortization and depletion	US$	-	-	-	-	-	-	-	-	-	-
Impairment/ gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	2	7	-	-	9	2	1	1	3	7
Non-operating result	US$	-				-	-	-	-	-	-
Net financial result	US$	(1)	(2)			(3)	-	3	5	(2)	6

Income before income tax and social contribution	US$	1	5	-	-	6	2	4	6	1	13
Income tax and social contribution	US$	(1)	(2)			(3)	(1)	(2)	(2)	1	(4)

Net income	US$	-	3	-	-	3	1	2	4	2	9

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Pelletizing Affiliates - Nibrasco (Additional information - Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	469	513			982	407	686	290	783	2.166
Quantity sold - internal market - CVRD	MT (thousand)	1.303	1.308			2.611	584	1.544	1.520	1.301	4.949
Quantity sold - internal market - Others	MT (thousand)	28	26			54	9	27	32	32	100

Quantity sold - total	MT (thousand)	1.800	1.847	-	-	3.647	1.000	2.257	1.842	2.116	7.215

Average sales price - external market	US$	28,76	27,69			28,20	30,25	30,88	27,39	28,95	29,60
Average sales price - internal market	US$	27,38	26,77			27,07	30,49	31,58	25,69	28,25	28,77
Average sales price - total	US$	27,75	27,03			27,40	30,39	31,36	25,96	28,52	29,01

Long-term indebtedness, gross	US$	1	-			-	4	2	2	1	1
Short-term indebtedness, gross	US$	2	2			2	2	2	2	2	2

Total indebtedness, gross	US$	3	2	-	-	2	6	4	4	3	3

Stockholders' equity	US$	25	28			28	31	28	21	23	23

EBITDA	US$	3	-	-	-	3	1	7	4	7	19
Depreciation, amortization and depletion	US$	(1)	(1)	-	-	(2)	(1)	(1)	(1)	(1)	(4)
Impairment / gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	2	(1)	-	-	1	-	6	3	6	15
Net financial result	US$	-	-			-	(1)	(1)	-	-	(2)

Income before income tax and social contribution	US$	2	(1)	-	-	1	(1)	5	3	6	13
Income tax and social contribution	US$	(1)	-			(1)	-	(2)	(1)	(2)	(5)

Net income	US$	1	(1)	-	-	-	(1)	3	2	4	8

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Pelletizing Affiliates - Samarco (Additional information - Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - total	MT (thousand)	3,988	4,277			8,265	3,301	3,436	3,871	3,834	14,442

Average sales price - total	US$	27.59	30.98			29.34	28.48	28.78	27.93	29.22	28.60

Long-term indebtedness, gross	US$	56	50			50	93	87	76	67	67
Short-term indebtedness, gross	US$	123	138			138	169	181	170	142	142

Total indebtedness, gross	US$	179	188	-	-	188	262	268	246	209	209

Stockholders' equity	US$	336	395			395	454	333	231	307	307

EBITDA	US$	56	45	-	-	101	39	41	45	65	190
Depreciation, amortization and depletion	US$	(*) (5)	(6)	-	-	(11)	(6)	(6)	(5)	(4)	(21)

Operating income	US$	51	39	-	-	90	33	35	40	61	169
Gain (loss) on investments accounted for by the equity method	US$	(1)	6			5	-	-	(12)	(1)	(13)
Net financial result	US$	-	8			8	(6)	(37)	(52)	12	(83)

Income before income tax and social contribution	US$	50	53	-	-	103	27	(2)	(24)	72	73
Income tax and social contribution	US$	(12)	(7)			(19)	(5)	(3)	-	(9)	(17)

Net income	US$	38	46	-	-	84	22	(5)	(24)	63	56

(*) Adjusted

The amounts refers 2002 and the 1st quarter 2003 were adjusted.

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Iron Ore Subsidiary - Ferteco (Additional information - Unaudited) - Consolidated Subsidiary

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market - Iron Ore	MT (thousand)	3.503	2.917			6.420	2.020	2.713	2.769	2.142	9.644
Quantity sold - internal market - Iron Ore	MT (thousand)	1.376	1.509			2.885	512	832	1.594	1.146	4.084

Quantity sold - total -Iron Ore	MT (thousand)	4.879	4.426	-	-	9.305	2.532	3.545	4.363	3.288	13.728

Quantity sold - external market - Pellets	MT (thousand)	358	514			872	448	736	554	645	2.383
Quantity sold - internal market - Pellets	MT (thousand)	498	661			1.159	277	498	703	697	2.175

Quantity sold - total - Pellets	MT (thousand)	856	1.175	-	-	2.031	725	1.234	1.257	1.342	4.558

Average sales price - external market - Iron Ore	US$	16,29	18,82			17,44	16,53	17,32	16,38	16,56	16,76
Average sales price - internal market - Iron Ore	US$	7,73	8,69			8,23	3,71	6,20	6,47	5,42	6,02

Average sales price - total - Iron Ore	US$	13,87	13,67			13,77	14,59	14,70	12,66	12,68	13,46

Average sales price - external market - Pellets	US$	28,51	31,05			30,01	28,08	29,68	26,78	28,73	28,45
Average sales price - internal market - Pellets	US$	30,40	32,42			31,55	19,02	23,15	23,38	19,73	21,60

Average sales price - total - Pellets	US$	29,62	31,82			30,89	26,63	27,05	24,88	24,06	25,18

Long-term indebtedness, gross	US$	82	78			78	94	88	74	82	82
Short-term indebtedness, gross	US$	10	-			-	55	58	52	23	23

Total indebtedness, gross	US$	92	78	-	-	78	149	146	126	105	105

Stockholders' equity	US$	406	497			497	132	429	301	359	359

EBITDA	US$	38	49	-	-	87	22	25	40	18	105

Depreciation, amortization and depletion	US$	(3)	(3)	-	-	(6)	(4)	(4)	(3)	(2)	(13)
Impairment / gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	35	46	-	-	81	18	21	37	16	92

Gain on investments accounted for by the equity method	US$	1	3			4	-	-	(32)	6	(26)
Non-operating result	US$	-	-			-	-	-	-	2	2
Net financial result	US$	(3)	3			-	(2)	(17)	(19)	4	(34)

Income before income tax and social contribution	US$	33	52	-	-	85	16	4	(14)	28	34
Income tax and social contribution	US$	(10)	(22)			(32)	(4)	(1)	1	(13)	(17)

Net income	US$	23	30	-	-	53	12	3	(13)	15	17

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Pelletizing Affiliates - GIIC (Additional information - Unaudited)

Information		2003					2002

		1Q (*)	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	772	1.178			1.950	823	676	643	932	3.074

Quantity sold - total	MT (thousand)	772	1.178			1.950	823	676	643	932	3.074

Average sales price - external market	US$	41,00	43,30			42,39	41,76	40,30	41,55	40,40	40,98
Average sales price - total	US$	41,00	43,30			42,39	41,76	40,30	41,55	40,40	40,98

Long-term indebtedness, gross	US$	35	35			35	40	40	40	35	35

Total indebtedness, gross	US$	35	35	-	-	35	40	40	40	35	35

Stockholders' equity	US$	67	75			75	66	68	70	73	73

EBITDA	US$	5	8	-	-	13	5	2	3	6	16

Depreciation, amortization and depletion	US$	(1)	-	-	-	(1)	(1)	(1)	(2)	(2)	(6)
Impairment/gain on sale	US$	-	-	-	-	-	-	-	-	-	-
Dividends received from equity investees	US$	-	-	-	-	-	-	-	-	-	-

Operating income	US$	4	8	-	-	12	4	1	1	4	10

Non-operating result	US$	-	-			-	-	-	1	-	1
Net financial result	US$	-	-			-	-	-	-	(1)	(1)

Net income	US$	4	8	-	-	12	4	1	2	3	10

(*) The figures refers to the statements as of february/03.

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Manganese and Ferroalloys Area - Sibra (Additional information - Unaudited) - Consolidated Subsidiary

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market - Ferroalloys	MT (thousand)	30	40			70	23	39	63	35	160
Quantity sold - internal market - Ferroalloys	MT (thousand)	37	38			75	37	39	41	50	167

Quantity sold - total	MT (thousand)	67	78	-	-	145	60	78	104	85	327

Quantity sold - external market - Manganese	MT (thousand)	147	306			453	243	212	181	192	828
Quantity sold - internal market - Manganese	MT (thousand)	94	76			170	15	35	58	90	198

Quantity sold - total	MT (thousand)	241	382	-	-	623	258	247	239	282	1.026

Average sales price - external market - Ferroalloys	US$	573,88	549,79			560,11	525,00	384,64	483,67	548,54	479,65
Average sales price - internal market - Ferroalloys	US$	505,02	664,75			585,95	519,19	506,79	379,56	339,76	428,31
Average sales price - total	US$	536,68	606,47			574,22	521,43	445,72	442,63	425,73	453,43

Average sales price - external market - Manganese	US$	46,71	42,17			43,64	52,49	44,38	44,91	46,96	46,96
Average sales price - internal market - Manganese	US$	36,35	46,00			40,66	68,27	58,11	50,97	46,47	46,47
Average sales price - total	US$	42,65	42,93			42,82	53,40	46,32	46,38	45,86	46,86

Long-term indebtedness, gross	US$	20	39			39	21	18	20	22	22
Short-term indebtedness, gross	US$	37	25			25	30	28	25	36	36

Total indebtedness, gross	US$	57	64	-	-	64	51	46	45	58	58

Stockholders' equity	US$	89	112			112	97	85	75	79	79

EBITDA	US$	12	19			31	16	11	18	8	53
Depreciation, amortization and depletion	US$	(2)	(2)			(4)	(1)	(1)	(1)	(2)	(5)

Operating income	US$	10	17	-	-	27	15	10	17	6	48
Net financial result	US$	(3)	(8)			(11)	-	(2)	5	(11)	(8)

Income before income tax and social contribution	US$	7	9	-	-	16	15	8	22	(5)	40
Income tax and social contribution	US$	(2)	(1)			(3)	-	(1)	(6)	-	(7)

Net income	US$	5	8	-	-	13	15	7	16	(5)	33

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Indexes on CVRD's Consolidated Debt (Additional information - Unaudited)

	2nd	1st	Six months
	Quarter	Quarter	ended June
	2003	2003	30, 2003

Current debt
Current portion of long-term debt - unrelated parties	1,021	789	1,021
Short-term debt	131	61	131
Loans from related parties	64	56	64

	1,216	906	1,216

Long-term debt
Long-term debt - unrelated parties	2,061	2,401	2,061
Loans from related parties	5	7	5

	2,066	2,408	2,066

Financial Result, net

Financial expenses
Third party - local debt	(4)	(5)	(9)
Third party - foreign debt	(35)	(39)	(74)
Related party debt	(2)	(5)	(7)

Gross interest	(41)	(49)	(90)
Labor and civil claims and tax-related actions	(6)	(6)	(12)
Tax on financial transactions - CPMF	(5)	(4)	(9)
Derivatives	4	(8)	(4)
Others	(16)	(15)	(31)

	(64)	(82)	(146)

Financial income
Cash and cash equivalents	26	10	36
Others	3	18	21

	29	28	57

Financial expenses, net	(35)	(54)	(89)

Foreign exchange and monetary gain (losses) on liabilities	828	276	1,104
Foreign exchange and monetary gain (losses) on assets	(571)	(226)	(797)

Foreign exchange and monetary gain (losses), net	257	50	307

Financial result, net	222	(4)	218

Gross debt (current plus long-term debt)	3,282	3,314	3,282
Gross interest	41	49	90
EBITDA	490	442	932
Stockholders' equity	4,562	3,640	4,562
EBITDA / Gross interest	11.95	9.02	10.36
Gross Debt / EBITDA	1.67	1.87	1.76
Gross debt / Shareholders' equity	42	48	42

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Calculation of EBITDA (Additional information - Unaudited)

	2nd	1st	Six months
	Quarter	Quarter	ended June
	2003	2003	30, 2003

Operating income	388	363	751
Depreciation	54	43	97

	442	406	848
Impairment of property, plant and equipment	12	-	12
Dividends received	36	36	72

EBITDA	490	442	932

Net operating revenues	1,170	1,110	2,280
Margin EBITDA	42%	40%	41%

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	2nd quarter 2003		1st quarter 2003		Six months ended
					June 30, 2003

		Operating		Operating		Operating
		cash		cash
	EBITDA	flows	EBITDA	flows	EBITDA	cash flows

Net income	456	456	354	354	810	810
Income tax	133	133	65	65	198	198
Income tax paid	27	-	6	-	33	-
Equity in results of affiliates and joint ventures and
change in provision for losses on equity investments	(35)	(35)	(94)	(94)	(129)	(129)
Foreign exchange and monetary losses	(257)	(258)	(50)	(142)	(307)	(400)
Financial expenses	35	3	54	13	89	16
Minority interests	29	29	18	18	47	47
Change in accounting pratice for asset retirement obligations	-	-	10	10	10	10
Net working capital	-	31	-	45	-	76
Others	-	(9)	-	8	-	(1)

Operating income	388	350	363	277	751	627
Depreciation, depletion and amortization	54	54	43	43	97	97
Dividends received	36	36	36	36	72	72
Impairment of property, plant and equipment	12	12	-	-	12	12

	490	452	442	356	932	808

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Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Joaquim Vieira Ferreira Levy
Chairman
Luiz Octávio Nunes West
Arlindo Magno de Oliveira
Pedro Carlos de Mello
Cláudio Bernardo Guimarães de Moraes
Vicente Barcelos
Erik Persson
Wilson Risolia Rodrigues
Francisco Valadares Póvoa

João Moisés Oliveira	Executive Officers

Luiz Alexandre Bandeira de Mello	Roger Agnelli
Chief Executive Officer
Mário da Silveira Teixeira Júnior
Antonio Miguel Marques
Renato da Cruz Gomes	Executive Officer for Equity Holdings and
Business Development
Ricardo Carvalho Giambroni
Armando de Oliveira Santos Neto
Rômulo de Mello Dias	Executive Officer for Ferrous Minerals

Carla Grasso
Advisory Committees of the	Executive Officer for Human Resources and
Board of Directors	Corporate Services

Auditing Committee	Diego Cristobal Hernández Cabrera
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Marcos Fábio Coutinho
Ricardo Wiering de Barros	Fábio de Oliveira Barbosa
Chief Financial Officer
Executive Development Committee
Arlindo Magno de Oliveira	Gabriel Stoliar
Francisco Valadares Póvoa	Executive Officer for Planning
João Moisés de Oliveira
Olga Loffredi	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cláudio Roberto Frischtak
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee	Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Roger Agnelli	Chief Accountant	Head of Control Department
Fábio de Oliveira Barbosa	CRC-RJ 57439
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias

Governance and Ethics Committee
Luiz Tarquínio Sardinha Ferro
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

CVRD	1

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2	CVRD

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PART I

Expressed in thousands of reais

1- MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE FIRST SEMESTER OF 2003 COMPARED WITH THE FIRST SEMESTER OF 2002

1.1- General Aspects

(a)	The Companhia Vale do Rio Doce's segments of business are mining, logistics and energy, directly or through its interests, as follows:

•	ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	non-ferrous minerals: gold, potash, kaolin and copper;

•	logistics: railroads, ports and maritime terminals and shipping;

•	energy: electric power generation; and

•	shareholdings: equity holdings in producers of aluminum, steel and fertilizers.

(b)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

	%					Parity

Currencies / Indice	U.S.
Period	DOLLAR	YEN	GOLD	IGP-M	TJLP	US$ x R$	US$ x Yen

Until 06/30/03	(18.7)	(19.4)	(0.4)	5.9	5.6	2.8720	119.94
2Q/03	(14.3)	(15.6)	3.3	(0.4)	2.9	2.8720	119.94
1Q/03	(5.1)	(4.6)	(3.6)	6.3	2.6	3.3531	118.20
Until 12/31/02	52.3	68.2	25.0	25.3	9.9	3.5333	118.87
Until 06/30/02	22.6	34.3	14.7	3.5	4.8	2.8444	119.80
2Q/02	22.4	35.8	6.5	3.0	2.3	2.8444	119.80

About 61% of the Company’s gross revenue for six months ended June 30, 2003 is derived from exports and part of domestic sales is denominated in U.S. dollars, as well as 37% of total costs. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 95% of the short-term and long-term loans of the Company at 06/30/03 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.10 and 6.15).

(c)	For the first semester of 2003, the consolidated trade balance of US$ 1,551 million was generated:

	Consolidated (in US$ millions)

	Quarter			Accumulated

	2Q/03	1Q/03	2Q02	06/30/03	06/30/02

Exports	947	800	878	1,747	1,590
Imports	(80)	(116)	(142)	(196)	(259)

	867	684	736	1,551	1,331

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Consolidated Trade Balance - US$ Millions

1.2-	Comments on the Parent Company Results

The net income of the Company for the six months ended June 30, 2003 was R$ 2,438,555 (net income of R$ 1,274,727 in the second quarter and net income of R$ 1,163,828 in the first quarter), compared with net income of R$ 718,388 in the six months ended June 30, 2002 (the earnings per share corresponds to R$ 6.35 in the six months ended June 30, 2003 versus R$ 1.87 in the six months ended June 30, 2002).

1.2.1-	Gross Revenues

The 37.2% increase in gross revenue (R$ 4,724,031 on 06/30/03 against R$ 3,444,193 on 06/30/02) is a result of the devaluation of the real against the United States dollar, affecting 83% of the Company’s revenue, and the higher volumes sold of iron ore, pellets, as shown in the table below. The increase in iron ore sales was due to growth in the Chinese, North American and European markets.

	In thousands of metric tons (except gold)						In thousands of reais

	Quarter			Accumulated			Quarter			Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02%		2Q/03	1Q/03	2Q/02	06/30/03	06/30/02%

External market
Iron ore - fines	21,761	20,548	20,729	42,309	40,883	3	918,841	1,053,902	749,309	1,972,743	1,434,855	37
Iron ore - lump ore	1,599	1,604	1,917	3,203	3,679	(13)	72,067	87,803	74,160	159,870	140,048	14
Pellets	3,618	4,171	3,344	7,789	5,907	32	311,402	406,061	219,490	717,463	394,404	82

	26,978	26,323	25,990	53,301	50,469	6	1,302,310	1,547,766	1,042,959	2,850,076	1,969,307	45

Internal market
Iron ore - fines	7,240	7,609	7,919	14,849	14,781	-	308,698	357,669	258,834	666,367	465,352	43
Iron ore - lump ore	1,502	1,546	1,724	3,048	3,325	(8)	55,104	53,728	35,227	108,832	66,596	63
Pellets (*)	708	913	697	1,621	1,418	14	95,683	118,629	71,389	214,312	141,929	51

	9,450	10,068	10,340	19,518	19,524	-	459,485	530,026	365,450	989,511	673,877	47

Total
Iron ore - fines	29,001	28,157	28,648	57,158	55,664	3	1,227,539	1,411,571	1,008,143	2,639,110	1,900,207	39
Iron ore - lump ore	3,101	3,150	3,641	6,251	7,004	(11)	127,171	141,531	109,387	268,702	206,644	30
Pellets	4,326	5,084	4,041	9,410	7,325	28	407,085	524,690	290,879	931,775	536,333	74

	36,428	36,391	36,330	72,819	69,993	4	1,761,795	2,077,792	1,408,409	3,839,587	2,643,184	45

Railroad transportation	13,564	12,152	14,912	25,716	28,170	(9)	270,018	258,866	204,216	528,884	392,134	35
Port services	7,411	5,624	7,007	13,035	12,524	4	83,519	68,298	67,480	151,817	109,934	38
Gold (kg)	615	801	3,479	1,416	7,070	(80)	20,085	32,298	88,633	52,383	168,565	(69)
Potash	149	158	192	307	305	1	63,343	72,530	61,901	135,873	99,685	36
Other products and services	-	-	-	-	-	-	7,653	7,834	12,751	15,487	30,691	(50)

							2,206,413	2,517,618	1,843,390	4,724,031	3,444,193	37

(*)	Includes revenues derived from services with joint ventures of pelletizing in the amount of R$ 31,749, R$ 28,762, R$ 23,477 and R$ 44,155 on 2Q/03, 1Q/03, 2Q02 and 06/30/02, respectively.

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Gross Revenue on 06/30/03 - R$ 4,724,031 / US$ 1,460,932

BY PRODUCT	BY CURRENCY

1.2.2-	Cost of Products and Services

The 34.8% increase in the cost of products and services (R$ 2,458,732 on 06/30/03 against R$ 1,824,537 on 06/30/02) results mainly from the rise in sales of purchased pellets, the increase in expenses for maintenance of goods and equipment, higher prices for petroleum derivatives and the effect of exchange rate variation on the portion of costs denominated in U.S. dollars (37%).

Cost of Products and Services on 06/30/03 - Rs 2,458,732 / US$764,044

BY PRODUCT	BY CURRENCY

By Nature

		06/30/03

	Denominated							Quarter				Accumulated

	R$	US$	2Q/03%		1Q/03%		2Q/02%		06/30/03%		06/30/02%		”%

Personnel	243,871	-	123,609	10	120,262	10	130,205	14	243,871	10	252,454	14	(3)
Material	271,962	145,157	206,016	17	211,103	17	115,411	12	417,119	17	229,107	12	82
Oil and gas	294,818	-	155,642	13	139,176	11	90,123	9	294,818	12	169,963	9	73
Outsourced services	291,278	1,170	169,105	14	123,343	10	117,741	12	292,448	12	252,662	14	16
Energy	56,959	-	32,792	3	24,167	2	29,641	3	56,959	2	57,029	3	-
Acquisition of iron ore and pellets	19,476	629,830	262,838	21	386,468	31	250,015	26	649,306	27	393,316	22	65
Depreciation and depletion	256,130	-	130,582	11	125,548	10	135,688	14	256,130	10	275,144	15	(7)
Amortization of goodwill	48,838	-	24,419	2	24,419	2	24,419	3	48,838	2	48,838	3	-
Others	66,518	132,725	105,846	9	93,397	7	72,671	7	199,243	8	146,024	8	36

Total	1,549,850	908,882	1,210,849	100	1,247,883	100	965,914	100	2,458,732	100	1,824,537	100	35

	63%	37%

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1.2.3-	Result of Shareholdings by Business Area

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

				Quarter		Accumulated

Business Area	2Q/03	1Q/03%		2Q/02	06/30/03	06/30/02%

Ferrous Minerals
• Iron ore and pellets	(3,364)	34,381	(110)	531,520	31,017	682,921	(95)
• Manganese and ferroalloys	10,282	16,450	(37)	41,481	26,732	61,672	(57)
Non-Ferrous Minerals	27,192	23,976	13	(40,423)	51,168	(35,606)	(244)
Logistics	(177,543)	(40,490)	338	(57,552)	(218,033)	(133,435)	63
Investments
• Steel	15,231	64,886	(77)	57,272	80,117	48,512	65
• Aluminum	266,945	220,984	21	(126,705)	487,929	(61,594)	(892)
Others	12,249	14,893	(18)	1,089	27,142	(3,883)	(799)

	150,992	335,080	(55)	406,682	486,072	558,587	(13)

Ferrous Minerals

(a)	Iron ore and pellets

•	Ferteco – An increase of R$ 140,076 in the equity result (a gain of R$ 187,785 on 06/30/03 versus a gain of R$ 47,709 on 06/30/02) due to a 53.1% rise in iron ore sales (9,305 thousand tons on 06/30/03 against 6,077 thousand tons on 06/30/02) and a 3.7% rise in pellet sales (2,031 thousand tons on 06/30/03 compared with 1,959 thousand tons on 06/30/02), partly offset by a 6.0% fall in iron ore prices (US$ 13.77 per ton on 06/30/03 against US$ 14.65 per ton on 06/30/02), while the average pellet price rose 14.9% (US$ 30.89 per ton on 06/30/03 against US$ 26.89 per ton on 06/30/02). At 06/30/03, R$ 69,312 of amortization of goodwill was booked.

•	Caemi – A rise of R$ 15,863 in the equity result (a gain of R$ 27,009 on 06/30/03 against a gain of R$ 11,146 on 06/30/02) caused by 17.7% higher sales volume (18,097 thousand tons on 06/30/03 versus 15,379 thousand tons on 06/30/02) and the positive effects of exchange rate variation on indebtedness.

•	Itaco/RDE – The equity result fell by R$ 908,550 (a loss of R$ 291,391 on 06/30/03 versus a gain of R$ 617,159 on 06/30/02), due basically to the effect on stockholders’ equity of the appreciation of the real against the U.S. dollar during the first six months (negative exchange rate variation of R$ 722,711 on 06/30/03 versus positive variation of R$ 534,304 on 06/30/02). In operational terms, iron ore sales volume rose 5.5% (44,349 thousand tons on 06/30/03 against 42,035 thousand tons on 06/30/02) and pellet sales went up 36.7% (6,620 thousand tons on 06/30/03 against 4,843 thousand tons on 06/30/02) including sales of the subsidiary CVRD Overseas.

•	Kobrasco – A R$ 49,892 improvement in the shareholding result due to the reversion of part of the provision for losses, in the amount of R$ 49,982 (a gain of R$ 26,766 on 06/30/03 against a loss of R$ 23,159 on 06/30/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume increased 21.1% (2,262 thousand tons on 06/30/03 versus 1,868 thousand tons on 06/30/02), while the average sales price remained stable (US$ 30.37 per ton on 06/30/03 against US$ 30.39 per ton on 06/30/02).

•	Hispanobrás – An improvement in the equity result of R$ 2,692 (a gain of R$ 6,356 on 06/30/03 against a gain of R$ 3,664 on 06/30/02), due to a 3.0% increase in the quantity sold (1,795 thousand tons on 06/30/03 versus 1,743 thousand tons on 06/30/02), along with a 4.9% rise in the average sales price (US$ 33.01 per ton on 06/30/03 against US$ 31.47 per ton on 06/30/02).

•	Samarco – An improvement in the equity result of R$ 121,380 (a gain of R$ 140,844 on 06/30/03 against a gain of R$ 19,464 on 06/30/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume rose 22.7% (8,265 thousand tons on 06/30/03 versus 6,737 thousand tons on 06/30/02) and the average price also went up, by 2.5% (US$ 29.34 per ton on 06/30/03 against US$ 28.63 per ton on 06/30/02)

(b)	Manganese and ferroalloys

•	Sibra – A fall in the equity result of R$ 12,417 (a gain of R$ 44,245 on 06/30/03 against a gain of R$ 56,662 on 06/30/02), caused by the negative effects of exchange rate variation on accounts receivable in the 2nd quarter of 2003, compensated in part by the positive effects of the same variation on exports. In operational terms, ferroalloy sales jumped 5.1% (145 thousand tons on 06/30/03 against 138 thousand tons on 06/30/02), manganese sales rose 23.4% (623 thousand tons on 06/30/03 compared with 505 thousand tons on 06/30/02), the average ferroalloy price increased 20% (US$ 574.22 per ton on 06/30/03 against US$ 478.64 per ton on 06/30/02) and the average price of manganese fell 14.3% (US$ 42.82 per ton on 06/30/03 versus US$ 49.94 per ton on 06/30/02).

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Non-ferrous Minerals

•	Pará Pigmentos – The shareholding result improved by R$ 86,498 (a gain of R$ 51,272 on 06/30/03 against a loss of R$ 35,226 on 06/30/02) due to the positive effects on 06/30/03 of exchange rate variation on debt in the 2nd quarter of 2003. In operational terms, sales volume rose 31.5% (192 thousand tons on 06/30/03 against 146 thousand tons on 06/30/02) and the average sales price increased 0.7% (US$ 155.97 per ton on 06/30/03 against US$ 154.88 per ton on 06/30/02).

Logistics

•	Docenave – A reduction in the equity result of R$ 32,079 (a gain of R$ 19,462 on 06/30/03 versus a gain of R$ 51,541 on 06/30/02), due to the rise in the value of the real against the dollar (on assets in valued in dollars) in the 2nd quarter of 2003, as well as recording of a credit on 06/30/02 of R$ 11,200 in settlement of financing on ships with the BNDES. Operationally, the volume transported rose 39.3% (5,088 thousand tons on 06/30/03 against 3,652 thousand tons on 06/30/02) and the average freight rate also increased, by 39.0% (US$ 7.45 per ton carried on 06/30/03 against US$ 5.36 per ton on 06/30/02).

•	Docepar – In the first quarter of 2002, a provision of R$ 50,735 was recorded for losses on fiscal credits of doubtful realization in the short term.

•	FCA – At 06/30/03 a negative shareholding result was recorded of R$ 253,282 (R$ 115,624 as a provision for losses and R$ 137,658 of amortization of goodwill), compared with R$ 75,018 at 06/30/02 (R$ 25,733 as provision for losses and R$ 49,285 of amortization of goodwill), arising mainly from the booking in the 2nd quarter of 2003 of an adjustment in the charge for lease and concession in the amount of R$ 238,051. CVRD’s interest in FCA is held through its subsidiary Mineração Tacumã.

•	MRS – At 06/30/03, a provision for losses of R$ 19,970 was reversed due to the positive effects of exchange rate variation on debt in the 2nd quarter of 2003. CVRD’s interest in MRS is held through Ferteco Mineração S.A. and indirectly through Minerações Brasileiras Reunidas S.A. - MBR.

Shareholdings

(a)	Steel

•	CSI – A decrease in the equity result of R$ 250,027 (a loss of R$ 130,648 on 06/30/03 against a gain of R$ 119,379 on 06/30/02), caused basically by the strengthening of the real against the U.S. dollar (negative exchange rate variation of R$ 138,382 on 06/30/03 versus positive variation of 101,066 on 06/30/02). Operationally, sales volume decreased by 19.8% (820 thousand tons on 06/30/03 against 1,022 thousand tons on 06/30/03).

•	CST – An increase in the equity result of R$ 169,117 (a gain of R$ 136,675 on 06/30/03 versus a loss of R$ 32,352 on 06/30/02), due basically to the positive effects of exchange rate variation on debt. Operationally, the average sales price increased 44.4%, offset partly by 19.1% lower sales of steel slabs (1,979 thousand tons on 06/30/03 against 2,447 thousand tons on 06/30/02).

•	Usiminas – The equity result increased by R$ 99,553 (a gain of R$ 74,000 on 06/30/03 against a loss of R$ 25,553 on 06/30/02), mainly caused by the reduced negative effects of exchange rate variation on debt. In operational terms, sales volume rose 2.9% (4,056 thousand tons on 06/30/03 against 3,942 thousand tons on 06/30/02).

(b)	Aluminum

•	Albras – The equity result improved by R$ 295,786 (a gain of R$ 239,638 on 06/30/03 versus a loss of R$ 56,148 on 06/30/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume went up 5.6% (209 thousand tons on 06/30/03 against 198 thousand tons on 06/30/02), and the average sales price rose by 0.4% (US$ 1,331.94 per ton on 06/30/03 against US$ 1,326.67 per ton on 06/30/02).

•	Alunorte – An increase in the equity result of R$ 201,407 (a gain of R$ 142,009 on 06/30/03 versus a loss of R$ 59,398 on 06/30/02), due to the positive effects of exchange rate variation on debt. Operationally, sales volume increased 22.7% (1,027 thousand tons on 06/30/03 compared with 837 thousand tons on 06/30/02), due to the beginning of the operation of stage three on March 2003, as well as the 22.7% increase of sales volume (1,027 thousand tons on 06/30/03 compared with 837 thousand tons on 06/30/02).

•	MRN – The equity result improved by R$ 40,998 (a gain of R$ 53,891 on 06/30/03 against a gain of R$ 12,893 on 06/30/02), caused by a 30.0% increase in sales volume (5,708 thousand tons on 06/30/03 against 4,392 thousand tons on 06/30/02), due to the expansion of the production capacity began on April 2000, besides the 3.8% rise in the average sales price of bauxite (US$ 19.08 per ton on 06/30/03 compared with US$ 18.39 per ton on 06/30/02).

•	Valesul – An increase in the equity result of R$ 4,918 (a gain of R$ 16,436 on 06/30/03 against a gain of R$ 11,518 on 06/30/02), due mainly to the impact of exchange rate variation on sales and a 0.9% increase in the average price of aluminum (US$ 1,705.61 per ton on

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06/30/03 against US$ 1,690.23 per ton on 06/30/02), partly offset by a 4.4% fall in the quantity sold (43 thousand tons on 06/30/03 against 45 thousand tons on 06/30/02).

•	Aluvale – The equity result (own operations) increased by R$ 5,265 (a gain of R$ 21,390 on 06/30/03 versus a gain of R$ 16,125 on 06/30/02), caused basically by the fiscal benefit of paying dividends in the form of interest on stockholders’ equity.

•	Itaco – The equity result improved by R$ 1,149 (a gain of R$ 14,565 on 06/30/03 against a gain of R$ 13,416 on 06/30/02), due to an 11.5% rise in the average sales price of alumina and a 0.9% decline in the price of aluminum, while the sales volume of aluminum, alumina and bauxite increased respectively by 4.2%, 115.1% and 17.6%.

1.2.4-   Operating Expenses

The operating expenses increased R$ 178,341 (R$ 593,048 on 06/30/03 compared to R$ 414,707 on 06/30/02), due to:

•	selling expenses: due to an increase in commissions (in turn caused by higher export sales);

•	expenses for research and studies (mainly on copper and nickel projects); and

•	other operating expenses: see Note 6.18.

1.2.5-   Net Financial Result

The net financial result increased R$ 2,138,885 (R$ 928,039 of revenue on 06/30/03 compared to R$ 1,210,846 of expense on 06/30/02), mainly due to the positive effect of exchange rate variation on the Company’s net debt on 06/30/03 (Note 6.15).

1.2.6-   Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 2,131,209 on 06/30/03, against R$ 1,491,242 on 06/30/02, an increase of 42.9%.

			Quarter		Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Net operating revenue	2,119,013	2,416,771	1,761,777	4,535,784	3,306,032
Cost of products	(1,210,849)	(1,247,883)	(965,914)	(2,458,732)	(1,824,537)
Operating expenses	(308,491)	(284,557)	(247,440)	(593,048)	(414,707)

Operating profit	599,673	884,331	548,423	1,484,004	1,066,788
Depreciation / amortization of goodwill	162,565	161,396	165,660	323,961	334,812

	762,238	1,045,727	714,083	1,807,965	1,401,600
Dividends received	185,260	102,387	51,769	287,647	89,642
Write-off	35,597( *)	-	-	35,597	-

EBITDA R$	983,095	1,148,114	765,852	2,131,209	1,491,242

US$ average	2.9854	3.4909	2.4987	3.2382	2.4408

EBITDA US$	329,301	328,888	306,500	658,146	610,964

(*)	See Note 6.18.

1.2.7-   Income Tax and Social Contribution

Income tax and social contribution were an expense of R$ 459,560 compared with a credit of R$ 303,859 on 06/30/02, mainly caused by the increase in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) from negative R$ 418,852 on 06/30/02 to positive R$ 2,233,551 on 06/30/03, partly reduced by the tax benefit of R$ 340,376 on 06/30/03 provided by paying interest on stockholders’ equity (R$ 122,126 on 06/30/02) (Note 6.7).

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PART II
QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

2- BALANCE SHEET		In thousands of reais

	Notes	06/30/03	03/31/03

Assets
Current assets
Cash and cash equivalents	6.4	263,946	864,949
Accounts receivable from customers	-	1,080,445	1,328,609
Related parties	6.5	1,053,193	1,105,582
Inventories	6.6	443,428	413,857
Taxes to recover or offset	-	392,613	127,798
Deferred income tax and social contribution	6.7	631,466	653,327
Others	-	262,079	293,327

		4,127,170	4,787,449

Long-term receivables
Related parties	6.5	776,542	1,260,130
Loans and financing	-	188,693	209,308
Deferred income tax and social contribution	6.7	668,092	750,063
Judicial deposits	6.11	1,172,822	743,542
Others	-	87,868	81,825

		2,894,017	3,044,868

Permanent assets
Investments	6.8	11,557,530	11,161,812
Property, plant and equipment	6.9	9,216,859	8,918,520

		20,774,389	20,080,332

		27,795,576	27,912,649

Liabilities and stockholders' equity
Current liabilities
Short-term debt	6.10	102,920	118,977
Current portion of long-term debt	6.10	2,394,227	1,889,236
Payable to suppliers and contractors	-	804,520	661,860
Related parties	6.5	1,085,334	1,002,996
Provision for interest on stockholders’ equity	-	379,286	621,820
Payroll and related charges	-	176,198	141,280
Pension Plan - Valia	-	83,896	84,122
Others	-	270,738	108,710

		5,297,119	4,629,001

Long-term liabilities
Long-term debt	6.10	2,563,575	4,065,741
Related parties	6.5	2,982,995	3,221,881
Deferred income tax and social contribution	6.7	84,035	85,941
Provisions for contingencies	6.11	1,441,780	1,372,419
Pension Plan - Valia	-	518,085	519,470
Others	-	720,005	725,668

		8,310,475	9,991,120

Stockholders' equity
Paid-up capital	6.13	6,300,000	5,000,000
Revenue reserves	-	7,887,982	8,292,528

		14,187,982	13,292,528

		27,795,576	27,912,649

 The additional information, notes and attachment I are an integral part of these statements.

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(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

3- STATEMENT OF INCOME					In thousands of reais

				Quarter		Accumulated

	Notes	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Operating revenues
Sales of ore and metals
Iron ore and pellets	1.2.1	1,761,795	2,077,792	1,408,409	3,839,587	2,643,184
Gold	1.2.1	20,085	32,298	88,633	52,383	168,565
Potash	1.2.1	63,343	72,530	61,901	135,873	99,685

		1,845,223	2,182,620	1,558,943	4,027,843	2,911,434
Railroad and port services	1.2.1	353,537	327,164	271,696	680,701	502,068
Others	1.2.1	7,653	7,834	12,751	15,487	30,691

		2,206,413	2,517,618	1,843,390	4,724,031	3,444,193
Value Added taxes		(87,400)	(100,847)	(81,613)	(188,247)	(138,161)

Net operating revenues		2,119,013	2,416,771	1,761,777	4,535,784	3,306,032

Cost of products and services
Ores and metals	-	(1,088,605)	(1,142,887)	(866,042)	(2,231,492)	(1,628,236)
Railroad and port services	-	(117,544)	(101,514)	(90,977)	(219,058)	(179,169)
Others	-	(4,700)	(3,482)	(8,895)	(8,182)	(17,132)

	1.2.2	(1,210,849)	(1,247,883)	(965,914)	(2,458,732)	(1,824,537)

Gross profit		908,164	1,168,888	795,863	2,077,052	1,481,495

Gross margin		42.9%	48.4%	45.2%	45.8%	44.8%

Operating expenses
Selling	-	(45,319)	(51,680)	(35,254)	(96,999)	(63,426)
Administrative	6.18	(96,577)	(88,758)	(106,138)	(185,335)	(185,032)
Research and development	-	(35,890)	(38,255)	(30,810)	(74,145)	(52,067)
Other operating expenses	6.18	(130,705)	(105,864)	(75,238)	(236,569)	(114,182)

		(308,491)	(284,557)	(247,440)	(593,048)	(414,707)

Operating profit before financial result and
result of equity investments		599,673	884,331	548,423	1,484,004	1,066,788
Result of equity investments
Gain on investments accounted for by the equity method	6.8	370,497	418,620	625,586	789,117	910,429
Amortization of goodwill	6.8	(184,639)	(93,172)	(103,526)	(277,811)	(169,714)
Provision for losses	6.8	(34,866)	9,632	(115,378)	(25,234)	(182,128)

		150,992	335,080	406,682	486,072	558,587
Financial result
Financial expenses, net	6.15	(102,333)	(135,029)	(129,561)	(237,362)	(217,829)
Monetary and exchange rate variation, net	6.15	885,477	279,924	(1,012,779)	1,165,401	(993,017)

		783,144	144,895	(1,142,340)	928,039	(1,210,846)

Operating profit		1,533,809	1,364,306	(187,235)	2,898,115	414,529
Income tax and social contribution	6.7	(259,082)	(200,478)	272,485	(459,560)	303,859

Net income for the period		1,274,727	1,163,828	85,250	2,438,555	718,388

Number of shares outstanding at the end of the period (in thousands)		383,840	383,839	383,839	383,840	383,839

Net earnings per share outstanding at the end of the period (R$)		3.32	3.03	0.22	6.35	1.87

The additional information, notes and attachment I are an integral part of these statements.

10	CVRD

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(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

4-	STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	In thousands of reais

	Capital reserves			Revenue reserves

		Result of	Price-level
	Paid-up	share	restatement			Unrealized		Fiscal	Treasury	Retained
	capital	exchange	Law 8,200/91	Expansion	Depletion	income	Legal	incentives	stock	earnings	Total

On December 31, 2001	4,000,000	3,426	440,258	3,869,083	1,506,513	1,271,884	752,535	53,969	(131,105)	-	11,766,563

Capitalization of reserves	1,000,000	(3,426)	(440,258)	-	(502,347)	-	-	(53,969)	-	-	-
Realization of revenue reserves	-	-	-	-	-	(526,477)	-	-	-	526,477	-
Provision for pension plan liabilities	-	-	-	-	-	-	-	-	-	(30,381)	(30,381)
Result on exchange of shares	-	-	-	-	-	-	-	-	(228)	-	(228)
Net income for the year	-	-	-	-	-	-	-	-	-	2,043,254	2,043,254
Proposed appropriations:
Interest on stockholders' equity	-	-	-	-	-	-	-	-	-	(1,028,688)	(1,028,688)
Appropriation to revenue reserves	-	-	-	1,408,499	-	-	102,163	-	-	(1,510,662)	-

On December 31, 2002	5,000,000	-	-	5,277,582	1,004,166	745,407	854,698	-	(131,333)	-	12,750,520

Capitalization of reserves	1,300,000	-	-	(1,300,000)	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	13	-	13
Net income for the period	-	-	-	-	-	-	-	-	-	2,438,555	2,438,555
Stockholders' equity	-	-	-	-	-	-	-	-	-	(621,820)	(621,820)
Provision for interest on stockholders' equity	-	-	-	-	-	-	-	-	-	(379,286)	(379,286)

On June 30, 2003	6,300,000	-	-	3,977,582	1,004,166	745,407	854,698	-	(131,320)	1,437,449	14,187,982

The additional information, notes and attachment I are an integral part of these statements.

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(A free translation of the original in Portuguese)

5-	STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)	In thousands of reais

			Quarter		Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Cash flows from operating activities:
Net income for the period	1,274,727	1,163,828	85,250	2,438,555	718,388
Adjustments to reconcile net income for the period
with cash provided by operating activities:
Result of equity investments	(150,992)	(335,080)	(406,682)	(486,072)	(558,587)
Depreciation, amortization and depletion	140,447	134,676	141,241	275,123	285,974
Deferred income tax and social contribution	102,078	200,478	(276,454)	302,556	(307,828)
Financial expenses and monetary and exchange rate
variations on assets and liabilities, net	(994,774)	(312,650)	1,307,959	(1,307,424)	1,280,424
Loss on disposal of property, plant and equipment	8,775	13,640	15,578	22,415	18,140
Amortization of goodwill in the cost of products sold	24,419	24,419	24,419	48,838	48,838
Net losses on derivatives	(6,875)	11,565	(2,662)	4,690	14,610
Dividends/interest on stockholders' equity received	185,260	102,387	51,769	287,647	89,642
Others	12,871	(197)	115,076	12,674	74,922

	595,936	1,003,066	1,055,494	1,599,002	1,664,523

Decrease (increase) in assets:
Accounts receivable	248,170	92,303	(51,237)	340,473	(93,050)
Inventories	(29,571)	(497)	11,788	(30,068)	44,284
Others	(70,777)	6,623	(30,450)	(64,154)	(33,330)

	147,822	98,429	(69,899)	246,251	(82,096)

Increase (decrease) in liabilities:
Suppliers and contractors	142,660	(22,001)	72,366	120,659	(4,231)
Payroll and related charges and others	34,918	(26,834)	(5,574)	8,084	(21,298)
Others	92,765	60,560	24,034	153,325	29,502

	270,343	11,725	90,826	282,068	3,973

Net cash provided by operating activities	1,014,101	1,113,220	1,076,421	2,127,321	1,586,400

Cash flows from investing activities:
Loans and advances receivable	153,830	(187,707)	(483,227)	(33,877)	(874,745)
Guarantees and deposits	(400,912)	(34,695)	(19,084)	(435,607)	(41,450)
Additions to investments	(315,618)	(472)	(44)	(316,090)	(2,197)
Additions to property, plant and equipment	(574,115)	(385,413)	(385,130)	(959,528)	(706,876)
Proceeds from disposal of property, plant
and equipment/investments	105,337	437	1,440	105,774	2,063

Net cash used in investing activities	(1,031,478)	(607,850)	(886,045)	(1,639,328)	(1,623,205)

Cash flows from financing activities:
Short-term debt	(29,017)	(332,251)	(426,226)	(361,268)	430,486
Long-term debt	330,249	577,197	368,474	907,446	539,786
Repayments:
Related parties	-	-	(20,677)	-	(89,764)
Financial institutions	(264,950)	(144,455)	(73,393)	(409,405)	(189,713)
Interest on stockholders' equity paid	(619,921)	(204)	(777,091)	(620,125)	(777,258)
Treasury stocks	13	-	-	13	(243)

Net cash used in financing activities	(583,626)	100,287	(928,913)	(483,339)	(86,706)

Increase (decrease) in cash and cash equivalents	(601,003)	605,657	(738,537)	4,654	(123,511)
Cash and cash equivalents, beginning of the period	864,949	259,292	1,260,372	259,292	645,346

Cash and cash equivalents, end of the period	263,946	864,949	521,835	263,946	521,835

Cash paid during the period for:
Short-term interest	-	(16,428)	(11,000)	(16,428)	(20,409)
Long-term interest net of capitalization	(64,772)	(83,607)	(32,437)	(148,379)	(104,921)
Income tax and social contribution paid	(46,704)	-	(3,967)	(46,704)	(3,967)
Non-cash transactions:
Transfer of advance for future capital increase
into investments	1,297,910	32,494	46,913	1,330,404	92,906
Additions to property, plant and equipment
with capitalization of interest	(91,605)	(25,099)	145,171	(116,704)	145,171

12	CVRD

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(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

6- NOTES TO THE QUARTERLY INFORMATION AT JUNE 30, 2003 AND 2002

Expressed in thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum, kaolin, logistics and geological studies and technological research services.

6.2- Presentation of Quarterly information

The quarterly information has been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flow. The disclosure of this statement is encouraged by the CVM according to the Official Instruction 01/00 of 01/31/00.

Certain amounts and classifications in the 2002 quarterly information have been adjusted to the criteria used on 2003 for better comparability.

6.3- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the quarterly information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

6.4- Cash and Cash Equivalents

	06/30/03	03/31/03

Marketable securities related to CDI (*)	218,042	759,899
Fixed-yield bond investments (funds)	26,485	25,200
Government securities (NBC-E, NTN-D, LFT)	15,540	77,699
Others	3,879	2,151

	263,946	864,949

(*)     For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.

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6.5- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2011, as follows:

		Assets		Liabilities

	06/30/03	03/31/03	06/30/03	03/31/03

Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.	828,161	954,167	10,669	15,383
CVRD Overseas Ltd.	84,149	135,276	1,182,540	1,358,876
Docepar S.A.	26,626	152,358	142	142
Itabira Rio Doce Company Limited - ITACO	540,677	631,781	646,792	582,707
Mineração Andirá Ltda. (participates in Mineração Serra do Sossego S.A.)	78,100	79,717	-	-
Rio Doce International Finance Ltd.	166,320	453,575	1,898,902	1,845,285
Salobo Metais S.A.	222,249	219,196	-	-
SIBRA Eletrosiderúrgica Brasileira S.A.	26,886	65,035	4,986	1,889
Others	185,465	229,771	297,681	400,573

	2,158,633	2,920,876	4,041,712	4,204,855

Jointly controlled companies
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	159,751	169,410	13,271	36,484
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	54,031	65,534	62,190	73,552
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	92,859	79,934	92,389	20,393
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	46,029	72,055	37,665	49,929
Others	193,685	120,228	181,475	181,955

	546,355	507,161	386,990	362,313

Affiliates	29,331	33,261	565	475

	2,734,319	3,461,298	4,429,267	4,567,643

Represented by:
Trade balances (sales and purchases of products and services) (*)	904,584	1,095,586	360,938	342,766
Short-term financial balances	1,053,193	1,105,582	1,085,334	1,002,996
Long-term financial balances	776,542	1,260,130	2,982,995	3,221,881

	2,734,319	3,461,298	4,429,267	4,567,643

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

6.6- Inventories

	06/30/03	03/31/03

Finished products
– Iron ore and pellets	174,516	169,687
– Others	13,726	10,897

	188,242	180,584
Spare parts and maintenance supplies	255,186	233,273

	443,428	413,857

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6.7- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities

	06/30/03	03/31/03	06/30/03	03/31/03

Tax loss carryforward	76,314	161,330	-	-

Temporary differences:
. Pension Plan	215,704	216,251	-	-
. Contingent liabilities	384,787	367,893	-	-
. Provision for losses on assets	500,741	474,241	-	-
. Provision for losses on derivative financial instruments	75,155	90,704	-	-
. Others	46,857	92,971	-	-

	1,223,244	1,242,060	-	-

Accelerated depreciation	-	-	9,239	9,369
Long-term sales	-	-	69,338	71,207
Others	-	-	6,076	5,830

Total	1,299,558	1,403,390	84,653	86,406

Short-term - liabilities registred in "others"	631,466	653,327	618	465
Long-term	668,092	750,063	84,035	85,941

	1,299,558	1,403,390	84,653	86,406

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested. The amount of these credits covered by the ruling totals approximately R$ 309,225 and the accounting effects have not yet been recognized in the quarterly information.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

			Quarter	Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Income before income tax and social contribution	1,533,809	1,364,306	(187,235)	2,898,115	414,529
(-) Equity in results of subsidiaries and affiliated companies	(370,497)	(418,620)	(625,586)	(789,117)	(910,429)
(+) Non-deductible goodwill and provisions for losses	52,920	71,633	63,318	124,553	77,048

	1,216,232	1,017,319	(749,503)	2,233,551	(418,852)
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(413,519)	(345,888)	254,831	(759,407)	142,410
Adjustments to net income which modify the effect on the result for the period:
. Income tax benefit from interest on stockholders' equity	128,958	211,418	14,446	340,376	122,126
. Fiscal incentives	52,150	-	(17,862)	52,150	-
. Others	(26,671)	(66,008)	21,070	(92,679)	39,323

Income tax and social contribution	(259,082)	(200,478)	272,485	(459,560)	303,859

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6.8- Investments

				Investment participations						Result of investment participations

		Adjusted stockholders' equity	Adjusted net income (loss) for	Investments		Advance for future capital increase		Goodwill and negative goodwill		Equity / Others			Provision for losses			Amortization of goodwill							Total	Dividends received			Market Value

	Partici- pation
	%		the period	06/30/03	03/31/03	06/30/03	03/31/03	06/30/03	03/31/03	2Q/03	1Q/03	2Q/02	2Q/03	1Q/03	2Q/02	2Q/03	1Q/03	2Q/02	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02	2Q/03	1Q/03	2Q/02	06/30/03

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g)	16.86	766,155	192,514	140,592	114,668	-	-	439,543	452,473	17,526	9,483	5,198	-	-	-	(12,930)	(12,930)	(13,575)	4,596	(3,447)	(8,377)	1,149	(15,359)	-	-	-	321,647
KOBRASCO (b)	50.00	(53,817)	53,533	(26,909)	(44,580)	-	-	-	-	-	-	(8,304)	17,671	9,095	(16,346)	-	-	-	17,671	9,095	(24,650)	26,766	(23,126)	-	-	-	-
HISPANOBRÁS(b)	50.89	96,630	12,490	49,175	46,244	-	-	-	-	4,071	2,285	1,112	-	-	-	-	-	-	4,071	2,285	1,112	6,356	3,664	1,140	6,995	953	-
ITABRASCO (b)	50.90	65,064	9,260	33,117	30,142	-	-	-	-	2,922	1,737	2,794	-	-	-	-	-	-	2,922	1,737	2,794	4,659	4,047	2,815	-	-	-
NIBRASCO (b)	51.00	82,347	(1,848)	41,997	44,556	-	-	-	-	(2,559)	1,615	2,845	-	-	-	-	-	-	(2,559)	1,615	2,845	(944)	671	-	8,925	-	-
CVRD OverseasLtd. (a, b)	100.00	397,356	66,463	397,356	415,776	-	-	-	-	37,009	29,454	62,840	-	-	-	-	-	-	37,009	29,454	62,840	66,463	86,074	-	-	-	-
Ferteco Mineração S.A. (b)	100.00	807,031	200,385	559,686	452,013	-	-	774,100	825,707	102,738	85,047	18,658	-	-	-	(34,656)	(34,656)	(34,656)	68,082	50,391	(15,998)	118,473	13,053	-	-	-	-
Gulf Industrial Investment Co. - GIIC (a, b)	50.00	215,476	33,030	107,738	112,760	-	-	-	-	10,259	6,256	3,051	-	-	-	-	-	-	10,259	6,256	3,051	16,515	7,577	-	-	-	-
ITACO/ RDE(a, b)	100.00	2,182,270	(357,854)	2,182,270	2,330,304	-	-	-	-	(218,050)	(139,804)	464,949	-	-	-	-	-	-	(218,050)	(139,804)	464,949	(357,854)	531,085	-	-	-	-
Minasda Serra Geral S.A. - MSG (b)	51.00	73,384	13,150	37,425	31,647	-	-	-	-	2,910	3,796	2,195	-	-	-	-	-	-	2,910	3,796	2,195	6,706	3,533	2,868	-	-	-
Samarco Mineração S.A. (g)	50.00	641,120	281,688	320,560	313,609	-	-	-	-	71,117	69,727	(9,584)	-	-	-	-	-	-	71,117	69,727	(9,584)	140,844	19,464	64,166	45,850	47,363	-

Incorporated companies (d)	-	-	-	-	-	-	-	705,857	730,276	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others (b)				167,255	171,780	-	-	33,050	35,410	969	5,637	52,704	-	-	-	(2,361)	(2,361)	(2,361)	(1,392)	3,276	50,343	1,884	52,238	1,603	-	182	-

				4,010,262	4,018,919	-	-	1,952,550	2,043,866	28,912	75,233	598,458	17,671	9,095	(16,346)	(49,947)	(49,947)	(50,592)	(3,364)	34,381	531,520	31,017	682,921	72,592	61,770	48,498
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	100.00	158,337	(29,048)	158,338	182,750	-	-	-	-	(37,055)	8,007	47,674	-	-	-	-	-	-	(37,055)	8,007	47,674	(29,048)	45,397	-	-	-	-
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	99.31	336,058	42,942	333,703	283,259	612	612	187,094	231,215	26,375	17,870	23,366	-	-	-	(20,129)	(20,130)	(20,130)	6,246	(2,260)	3,236	3,986	16,402	-	-	-	-
Urucum Mineração S.A. (b)	100.00	47,459	13,652	47,459	75,737	-	-	-	-	6,759	6,893	2,568	-	-	-	-	-	-	6,759	6,893	2,568	13,652	11,253	14,493	-	-	-
Others (b)				37,554	11,259	-	-	-	-	36,928	3,891	(11,919)	(2,596)	(81)	(78)	-	-	-	34,332	3,810	(11,997)	38,142	(11,380)	1,543	1,245	-	-

				577,054	553,005	612	612	187,094	231,215	33,007	36,661	61,689	(2,596)	(81)	(78)	(20,129)	(20,130)	(20,130)	10,282	16,450	41,481	26,732	61,672	16,036	1,245	-
Non-ferrous
Mineração Serra do Sossego (b, h)	100.00	519,537	-	519,537	377,284	-	-	57,269	57,269	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Pará Pigmentos S.A. (b)	75.50	(14,830)	67,910	(11,197)	(38,489)	-	-	-	-	-	-	(5,123)	27,292	23,980	(35,104)	-	-	-	27,292	23,980	(40,227)	51,272	(35,226)	-	-	-	-
Salobo Metais S.A. (b, h)	100.00	106,439	-	106,437	106,437	15,974	7,824	88,473	88,473	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others (b)				15,177	11,801	140,032	55,904	-	-	(100)	(4)	(196)	-	-	-	-	-	-	(100)	(4)	(196)	(104)	(380)	-	-	-	-

				629,954	457,033	156,006	63,728	145,742	145,742	(100)	(4)	(5,319)	27,292	23,980	(35,104)	-	-	-	27,192	23,976	(40,423)	51,168	(35,606)	-	-	-
Logistics
Companhia Ferroviária do Nordeste (b)	32.40	(131,519)	(15,250)	(42,612)	(39,600)	45,545	38,445	-	-	-	-	-	(3,012)	(1,929)	(2,664)	-	-	-	(3,012)	(1,929)	(2,664)	(4,941)	(4,393)	-	-	-	-
DOCEPARS.A. (b)	100.00	30,436	16,280	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(50,735)	-	-	-	-
Ferrovia Centro-Atlântica S.A. (b)	45.65	(608,687)	(253,282)	(608,687)	(397,899)	652,526	591,368	-	-	-	-	-	(96,225)	(19,399)	(19,692)	(114,563)	(23,095)	(18,518)	(210,788)	(42,494)	(38,210)	(253,282)	(75,018)	-	-	-	-
MRSLogística S.A. (b, c)	17.26	(63,495)	19,970	(10,960)	(24,058)	-	-	-	-	-	-	-	13,898	6,072	(32,515)	-	-	(14,286)	13,898	6,072	(46,801)	19,970	(46,801)	-	-	-	-
DOCENAVE (b)	100.00	301,614	18,653	301,613	452,618	-	-	-	-	21,183	(1,721)	34,046	-	-	-	-	-	-	21,183	(1,721)	34,046	19,462	51,541	26,420	-	-	-
Sepetiba Tecon S.A. (b)	50.00	(26,506)	(6,742)	(13,253)	(18,049)	-	-	-	-	(937)	(2,434)	-	-	-	-	-	-	-	(937)	(2,434)	-	(3,371)	-	-	-	-	-
TVV - Terminal de Vila Velha S.A. (b)	99.89	58,833	4,133	58,755	56,642	-	-	-	-	2,113	2,016	280	-	-	-	-	-	-	2,113	2,016	280	4,129	68	-	-	-	-
Others (b)				2,859	2,858	-	-	-	-	-	-	(4,203)	-	-	-	-	-	-	-	-	(4,203)	-	(8,097)	-	-	-	-

				(312,285)	32,512	698,071	629,813	-	-	22,359	(2,139)	30,123	(85,339)	(15,256)	(54,871)	(114,563)	(23,095)	(32,804)	(177,543)	(40,490)	(57,552)	(218,033)	(133,435)	26,420	-	-
Steel
California Steel Industries, Inc - CSI (a, b)	50.00	641,202	(203,998)	320,601	384,394	-	-	-	-	(101,999)	(28,649)	118,762	-	-	-	-	-	-	(101,999)	(28,649)	118,762	(130,648)	119,379	-	-	-	-
CST (c, f, g)	28.02	3,109,875	488,098	871,387	729,871	-	-	(134,195)	(148,697)	72,124	64,641	(29,714)	-	-	-	-	-	-	72,124	64,641	(29,714)	136,765	(32,352)	-	22,475	-	710,798
DOCEPAR S.A. (b)	100.00	30,436	16,280	-	-	-	-	-	-	-	-	-	8,106	(8,106)	(4,776)	-	-	-	8,106	(8,106)	(4,776)	-	(12,962)	-	-	-	-
Rio Doce Limited (a, b)	100.00	290,463	-	290,463	325,554	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
USIMINAS (b, c, f)	11.46	3,836,987	645,724	439,719	402,719	-	-	-	-	37,000	37,000	(27,000)	-	-	-	-	-	-	37,000	37,000	(27,000)	74,000	(25,553)	-	-	5,725	242,621
Others (b)				(400)	(400)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

				1,921,770	1,842,138	-	-	(134,195)	(148,697)	7,125	72,992	62,048	8,106	(8,106)	(4,776)	-	-	-	15,231	64,886	57,272	80,117	48,512	-	22,475	5,725
Aluminum
ALBRAS- Alumínio Brasileiro S.A. (b)	51.00	726,619	469,880	370,576	244,757	-	-	-	-	125,818	113,820	(94,879)	-	-	-	-	-	-	125,818	113,820	(94,879)	239,638	(56,148)	-	-	-	-
ALUNORTE (b)	57.03	697,885	253,382	395,508	311,637	-	-	49,896	49,896	83,871	58,138	(63,924)	-	-	-	-	-	-	83,871	58,138	(63,924)	142,009	(59,398)	-	-	-	-
Itabira Rio Doce (ITACO) (b)	-	-	-	-	-	-	-	-	-	20,583	(6,018)	13,230	-	-	-	-	-	-	20,583	(6,018)	13,230	14,565	13,416	-	-	-	-
Mineração Rio do Norte S.A. (b)	40.00	807,051	134,728	322,820	292,729	-	-	-	-	30,092	23,799	3,117	-	-	-	-	-	-	30,092	23,799	3,117	53,891	12,893	-	-	-	-
Mineração Vera Cruz S.A. (b)	100.00	39,518	-	39,518	10,003	-	-	(29,512)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ALUVALE- own operations (b)	100.00	64,793	21,390	64,793	49,571	-	-	-	-	4,951	16,439	7,648	-	-	-	-	-	-	4,951	16,439	7,648	21,390	16,125	26,327	-	-	-
Valesul Alumínio S.A. (b)	54.51	272,644	30,153	148,614	157,186	-	-	-	-	1,630	14,806	8,103	-	-	-	-	-	-	1,630	14,806	8,103	16,436	11,518	-	-	-	-

				1,341,829	1,065,883	-	-	20,384	49,896	266,945	220,984	(126,705)	-	-	-	-	-	-	266,945	220,984	(126,705)	487,929	(61,594)	26,327	-	-
Others
CELMAR (b)	100.00	(144,807)	-	(144,807)	(144,807)	223,735	191,610	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
DOCEPAR S.A. (b)	100.00	30,436	16,280	30,436	(122,650)	-	-	-	-	16,280	-	-	-	-	-	-	-	-	16,280	-	-	16,280	-	-	-	-	-

FOSFERTIL (b, c, f)	11.12	615,436	157,999	68,436	61,958	-	-	-	-	6,598	10,971	1,570	-	-	-	-	-	-	6,598	10,971	1,570	17,569	5,329	5,644	16,897	-	158,449
Florestas Rio Doce S.A. (b)	99.85	160,530	(6,750)	160,289	171,265	-	-	-	-	(10,977)	4,236	1,919	-	-	-	-	-	-	(10,977)	4,236	1,919	(6,741)	4,783	38,241	-	-	-
Others (b)				14,211	10,804	10,382	7,967	-	-	348	(314)	1,803	-	-	(4,203)	-	-	-	348	(314)	(2,400)	34	(13,995)	-	-	-	-

				128,565	(23,430)	234,117	199,577	-	-	12,249	14,893	5,292	-	-	(4,203)	-	-	-	12,249	14,893	1,089	27,142	(3,883)	43,885	16,897	-

				8,297,149	7,946,060	1,088,806	893,730	2,171,575	2,322,022	370,497	418,620	625,586	(34,866)	9,632	(115,378)	(184,639)	(93,172)	(103,526)	150,992	335,080	406,682	486,072	558,587	185,260	102,387	54,223

(a)	Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies whose quarterly information were not audited by independent accountants;

(c)	CVRD´s interest in MRS Logística S.A. is held through Ferteco Mineração S.A. and Caemi Mineração e Metalurgia S.A.;

(d)	Incorporated companies (Socoimex and Samitri) - amortization of goodwill recorded on the cost of products sold of the Parent Company;

(e)	On 04/24/03, CVRD acquired from Acesita S.A. 1,765,470 preferred shares and 869,046 common shares of Companhia Siderúrgica de Tubarão (CST), representing 5.17% of the total capital. After conclusion of the transaction, CVRD holds 24.93% of the common shares and 29.96% of the preferred shares of CST, totaling 28.02% of its total capital;

(f)	Investments in companies that were listed on stock exchanges as of 06/30/03. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies whose quarterly information were audited by independent accountants; and

(h)	Companies in pre-operating phase.

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6.9- Property, Plant and Equipment

(a)	By business area:
					06/30/03			03/31/03

				Accumulated			Accumulated
			Cost	depreciation	Net	Cost	depreciation	Net

	Ferrous - Northern System
	Mining		1,840,748	(785,256)	1,055,492	1,733,800	(765,322)	968,478
	Railroads		2,740,011	(1,085,091)	1,654,920	2,694,657	(1,058,675)	1,635,982
	Ports		575,295	(250,476)	324,819	535,651	(246,944)	288,707
	Construction in progress		527,591	-	527,591	581,716	-	581,716

			5,683,645	(2,120,823)	3,562,822	5,545,824	(2,070,941)	3,474,883

	Ferrous - Southern System
	Mining		2,562,557	(1,490,947)	1,071,610	2,504,977	(1,474,235)	1,030,742
	Railroads		3,127,499	(1,805,504)	1,321,995	3,149,350	(1,847,559)	1,301,791
	Ports		587,251	(439,127)	148,124	586,067	(436,000)	150,067
	Construction in progress		540,840	-	540,840	445,000	-	445,000

			6,818,147	(3,735,578)	3,082,569	6,685,394	(3,757,794)	2,927,600

	Pelletizing
	Southern System		621,970	(451,184)	170,786	620,775	(448,451)	172,324
	Northern System		517,236	(13,211)	504,025	529,686	(9,255)	520,431
	Construction in progress		156,174	-	156,174	181,904	-	181,904

			1,295,380	(464,395)	830,985	1,332,365	(457,706)	874,659

	Non-Ferrous
	Potash		132,802	(52,444)	80,358	132,014	(49,369)	82,645
	Gold		426,246	(395,023)	31,223	426,416	(390,050)	36,366
	Research and projects		214,303	(179,416)	34,887	220,019	(183,803)	36,216
	Construction in progress		134,209	-	134,209	95,689	-	95,689

			907,560	(626,883)	280,677	874,138	(623,222)	250,916

	Logistics		1,121,655	(556,679)	564,976	1,041,814	(547,467)	494,347
	Construction in progress		32,750	-	32,750	40,827	-	40,827

			1,154,405	(556,679)	597,726	1,082,641	(547,467)	535,174

	Energy		370,226	(25,618)	344,608	319,564	(22,829)	296,735
	Construction in progress		369,360	-	369,360	432,712	-	432,712

			739,586	(25,618)	713,968	752,276	(22,829)	729,447

	Corporate		155,169	(59,038)	96,131	154,253	(53,040)	101,213
	Construction in progress		51,981	-	51,981	24,628	-	24,628

			207,150	(59,038)	148,112	178,881	(53,040)	125,841

	Total		16,805,873	(7,589,014)	9,216,859	16,451,519	(7,532,999)	8,918,520

(b)	By classification of asset:
					06/30/03			03/31/03
		Average
		deprecia-		Accumulated			Accumulated
		tion rates	Cost	depreciation	Net	Cost	depreciation	Net

	Buildings	3%	1,596,947	(704,535)	892,412	1,557,427	(695,530)	861,897
	Installations	2% - 5%	5,071,956	(2,701,523)	2,370,433	4,962,224	(2,671,940)	2,290,284
	Equipment	5% - 20%	1,039,340	(586,531)	452,809	997,285	(581,578)	415,707
	Railroads	2% - 20%	5,341,142	(2,746,940)	2,594,202	5,291,326	(2,770,935)	2,520,391
	Mineral rights	-	433,909	(181,744)	252,165	433,909	(179,091)	254,818
	Others	-	1,509,674	(667,741)	841,933	1,406,872	(633,925)	772,947

			14,992,968	(7,589,014)	7,403,954	14,649,043	(7,532,999)	7,116,044
	Construction in progress	-	1,812,905	-	1,812,905	1,802,476	-	1,802,476

	Total		16,805,873	(7,589,014)	9,216,859	16,451,519	(7,532,999)	8,918,520

Mineral reserve depletion is calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

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Depreciation, amortization and depletion have been allocated as follows:

			Quarter		Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Cost of production and services	130,582	125,548	135,688	256,130	275,144
Administrative expenses	9,865	9,128	5,553	18,993	10,830

	140,447	134,676	141,241	275,123	285,974

6.10- Loans and Financing

Short-term

Refers to export financing in the amount of R$ 102,920 on 06/30/03 and R$ 118,977 on 03/31/03, with an average interest rate of 3.9645% on 06/30/03 and 03/31/03.

Long-term

		Current liabilities	Long-term liabilities

	06/30/03	03/31/03	06/30/03	03/31/03

Foreign operations
Loans and financing in:
U.S. dollars	753,902	1,010,066	2,234,043	2,651,279
Yen	77,776	92,145	6,887	8,160
Other currencies	874	968	633	968
Notes in U.S. dollars	1,436,000	670,620	-	1,005,930
Accrued charges	44,375	38,729	-	-

	2,312,927	1,812,528	2,241,563	3,666,337

Local operations
Indexed by TJLP, TR and IGP-M	17,160	15,851	50,358	57,402
Basket of currencies	34,112	39,790	28,426	43,106
Loans in U.S. dollars	23,003	12,336	234,433	289,074
Non-convertible debentures	-	-	8,795	9,822
Accrued charges	7,025	8,731	-	-

	81,300	76,708	322,012	399,404

	2,394,227	1,889,236	2,563,575	4,065,741

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 = R$ 2.8720 on 06/30/03 (R$ 3.3531 on 03/31/03) and ¥ 1.00 = R$ 0.023989 on 06/30/03 (R$ 0.028421 on 03/31/03);

(b)	Of the total loans and financing, R$ 722,333 are guaranteed by the federal government (with full counter-guarantees), and R$ 776,212 have real guarantees;

(c)	Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 06/30/03:

2004	472,179	18%
2005	536,097	21%
2006	705,268	28%
2007	235,189	9%
2008 onward	614,842	24%

	2,563,575	100%

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(d)	Long-term foreign and domestic loans and financing were subject to annual interest rates on 06/30/03 as follows:

Up to 3%	2,272,358	46%
3.1 to 5%	781,767	16%
5.1 to 7%	256,099	5%
7.1 to 9%	86,321	2%
9.1 to 11%	1,459,943	29%
Over 11%	101,314	2%

	4,957,802	100%

(e)	The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 06/30/03 are close to their book values.

6.11- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

	Judicial deposits			Provisions for contingencies

	06/30/03		03/31/03	06/30/03	03/31/03

Tax contingencies	903,636	(*)	481,936	721,506	647,543
Labor and social security claims	137,574		136,887	398,827	377,865
Civil claims	126,219		119,306	317,631	326,533
Others	5,393		5,413	3,816	20,478

Total	1,172,822		743,542	1,441,780	1,372,419

(*)	Refers, mainly to the judicial deposit for the legal action against the limitation to 30% of the tax losses and the broadening of the calculation base for PIS / COFINS (social contributions) and CPMF (tax on bank movement).

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and Cofins social contributions introduced by Law 9,718/98, and to CPMF (tax on bank transactions).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and outstanding one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

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(b)	Guarantees given to jointly controlled companies (normally in proportion to the Company’s percentage of participation) are as follows:

	06/30/03	03/31/03

ALBRAS - Alumínio Brasileiro S.A.	893,140	1,109,153
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	-	44,708
Ferrovia Centro-Atlântica S.A.	389,707	389,333
Sepetiba Tecon S.A.	65,269	77,699
Samarco Mineração S.A.	33,981	39,202

	1,382,097	1,660,095

The breakdown of guarantees by currency is:
	06/30/03	03/31/03

U.S. Dollar	996,880	1,270,752
Real	385,217	389,343

	1,382,097	1,660,095

	Amount of	Denominated			Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	Final maturity	guarantees

ALBRAS	765,884	US$	Debt guarantee	2007	None
	127,256	R$	Debt guarantee	2010	None
FCA	146,243	US$	Debt guarantee	2009	None
	243,464	R$	Debt guarantee	2012	None
SEPETIBA TECON	50,772	US$	Debt guarantee	2013	None
	14,497	R$	Debt guarantee	2012	None
SAMARCO	33,981	US$	Debt guarantee	2020	None

The Company expects no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees except in the case of Albras and Samarco.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public Debentures trading. As of October 28, 2002, the Debentures can be traded on the secondary market.

6.12- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 06/30/03, the provision for environmental liabilities amounted to R$ 47,837 (R$ 49,901 on 03/31/03), which was accounted for in "Others" in long-term liabilities.

6.13- Paid-up Capital

The Company's capital was raised to R$ 6.3 billion through capitalization of part of the expansion reserve in the amount of R$ 1.3 billion. This capital corresponds to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share (“Golden Share”), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book value of the share, if greater.

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The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

6.14- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

As of June 30, 2003, 4,715,170 common shares and 4,235 preferred shares were purchased, which are held in treasury in the amount of R$ 131,320. The 4,715,170 commom shares guarantees a loan given to our subsidiary Alunorte.

		Shares

						Average
Class		Quantity		Unit acquisition cost		quoted market price

	06/30/03	03/31/03	Average	Low	High	06/30/03	03/31/03

Preferred	4,235	4,465	51.41	14.02	52.40	78.71	87.27
Common	4,715,170	4,715,170	27.80	20.07	52.09	84.85	90.96

	4,719,405	4,719,635

6.15- Financial Result

									Quarter

			2Q/03			1Q/03			2Q02

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total

Foreign debt	(50,432)	677,402	626,970	(62,925)	246,841	183,916	(49,641)	(667,169)	(716,810)
Local debt	(7,793)	67,575	59,782	(11,020)	35,158	24,138	(21,027)	(375,541)	(396,568)
Related parties	(42,179)	315,643	273,464	(43,735)	125,188	81,453	(36,317)	(269,128)	(305,445)

	(100,404)	1,060,620	960,216	(117,680)	407,187	289,507	(106,985)	(1,311,838)	(1,418,823)
Labor, tax and civil contingencies	(17,187)	483	(16,704)	(21,452)	(44,593)	(66,045)	(76,776)	(20,586)	(97,362)
Derivatives, net of gain/losses	(26,146)	38,855	12,709	(25,967)	14,891	(11,076)	(11,901)	(19,040)	(30,941)
CPMF/ COFINS	(16,293)	-	(16,293)	(13,092)	-	(13,092)	11,822	-	11,822
Others	(3,470)	232,703	229,233	(6,455)	30,893	24,438	(5,755)	(263,958)	(269,713)

	(163,500)	1,332,661	1,169,161	(184,646)	408,378	223,732	(189,595)	(1,615,422)	(1,805,017)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total

Related parties	28,047	(341,816)	(313,769)	40,261	(124,352)	(84,091)	22,029	496,689	518,718
Marketable securities	26,024	(63,920)	(37,896)	1,583	14,280	15,863	25,451	32,029	57,480
Others	7,096	(41,448)	(34,352)	7,773	(18,382)	(10,609)	12,554	73,925	86,479

	61,167	(447,184)	(386,017)	49,617	(128,454)	(78,837)	60,034	602,643	662,677

Financial income (expenses), net	(102,333)	885,477 (*)	783,144	(135,029)	279,924	144,895	(129,561)	(1,012,779)	(1,142,340)

(*) See item 1.2.5 - Net financial result.

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						Accumulated

			06/30/03			06/30/02

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total

Foreign debt	(113,357)	924,243	810,886	(90,998)	(669,058)	(760,056)
Local debt	(18,813)	102,733	83,920	(39,205)	(357,062)	(396,267)
Related parties	(85,914)	440,831	354,917	(72,125)	(265,630)	(337,755)

	(218,084)	1,467,807	1,249,723	(202,328)	(1,291,750)	(1,494,078)
Labor, tax and civil contingencies	(38,639)	(44,110)	(82,749)	(96,179)	(23,679)	(119,858)
Derivatives, net of gain/losses	(52,113)	53,746	1,633	(29,173)	(18,959)	(48,132)
CPMF/ COFINS	(29,385)	-	(29,385)	(4,767)	-	(4,767)
Others	(9,925)	263,596	253,671	(12,846)	(270,668)	(283,514)

	(348,146)	1,741,039	1,392,893	(345,293)	(1,605,056)	(1,950,349)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total

Related parties	68,308	(466,168)	(397,860)	43,352	494,136	537,488
Marketable securities	27,607	(49,640)	(22,033)	62,779	40,050	102,829
Others	14,869	(59,830)	(44,961)	21,333	77,853	99,186

	110,784	(575,638)	(464,854)	127,464	612,039	739,503

Financial income (expenses), net	(237,362)	1,165,401 (*)	928,039	(217,829)	(993,017)	(1,210,846)

(*) See item 1.2.5 - Net financial result.

Debt Indices
	2Q/03	1Q/03

Current liabilities
Current portion of long-term debt - unrelated parties	2,394,227	1,889,236
Short-term debt	102,920	118,977
Related parties	1,085,334	1,002,996

	3,582,481	3,011,209
Long-term liabilities
Long-term debt - unrelated parties	2,563,575	4,065,741
Related parties	2,982,995	3,221,881

	5,546,570	7,287,622

Gross Debt	9,129,051	10,298,831

Gross interest	100,404	117,680
EBITDA	983,095	1,148,114
Stockholders' equity	14,187,982	13,292,528
EBITDA / Gross interest	9.79	9.76
Gross Debt / EBITDA (anualized)	2.32	2.24
Debt / Stockholders' equity	39	44

6.16- Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparts. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparts are also reviewed periodically and are defined according to the rules approved by Company's management. The results of hedging are recognized monthly in the CVRD result.

22	CVRD

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Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR - London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 06/30/03 and 06/30/02.

				06/30/03			06/30/02

			Unrealized gain				Unrealized gain
	Notional value		(loss) (in R$	Final	Notional value		(loss) (in R$
Type	(in US$ million)	Rate range	thousand)	maturity	(in US$ million)	Rate range	thousand)

Cap	500	5.8 - 11.0%	39	May/07	1,150	5.7 - 11.0%	3,811
Floor	500	5.8 - 6.0%	(60,112)	Nov/06	1,150	5.7 - 6.3%	(51,521)
Swap	464	5.9 - 6.7%	(127,143)	Oct/07	350	5.8 - 6.7%	(31,569)

Total			(187,216)				(79,279)

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 06/30/03 and 06/30/02. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

				06/30/03			06/30/02

			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		loss (in R$
Type	(in million)	Rate range	R$ thousand)	maturity	(in million)	Rate range	thousand)

Yen purchased	¥ 3.462	¥ 79 - 86 per US$	(1,590)	Apr/05	¥ 3	¥ 91 - 79 per US$	(1,399)
Euros purchased	€4	€1.19 - 1.23 per US$	(876)	Apr/05	€6	€1.18 - 1.23 per US$	(3,875)
Euros sold	€3	-	230	Jul/03	-	-	-

Total			(2,236)				(5,274)

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

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The following table shows the gold derivatives portfolio of the Company on 06/30/03 and 06/30/02:

				06/30/03			06/30/02

			Unrealized gain				Unrealized gain
		Price range	(loss) (in R$	Final		Price range	(loss) (in R$
Type	Quantity (oz)	(US$/oz)	thousand)	maturity	Quantity (oz)	(US$/oz)	thousand)

Puts purchased	408,000	270 - 385	13,519	Dec/07	496,000	270 - 355	21,470
Calls sold	598,000	317 - 440	(44,144)	Dec/07	736,000	316 - 407	(31,234)
Hybrid instruments	20,000	-	(969)	Nov/06	20,000	-	95

Total			(31,594)				(9,669)

				Net loss

				2Q/03

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 03/31/03	230,264	3,138	33,374	266,776
Financial settlement	(30,360)	(1,020)	(1,641)	(33,021)
Financial expenses, net	20,078	556	5,512	26,146

	(10,282)	(464)	3,871	(6,875)
Monetary variations, net	(32,766)	(438)	(5,651)	(38,855)

Gains and losses unrealized on 06/30/03	187,216	2,236	31,594	221,046

				Net loss

				1Q/03

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 12/31/02	213,361	4,309	52,432	270,102
Financial settlement	(13,390)	(378)	(634)	(14,402)
Financial expenses, net	42,764	(593)	(16,204)	25,967

	29,374	(971)	(16,838)	11,565
Monetary variations, net	(12,471)	(200)	(2,220)	(14,891)

Gains and losses unrealized on 03/31/03	230,264	3,138	33,374	266,776

				Net loss

				2Q/02

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 03/31/02	58,547	14,660	4,637	77,844
Financial settlement	(12,902)	(3,150)	1,489	(14,563)
Financial expenses, net	20,383	(8,696)	214	11,901

	7,481	(11,846)	1,703	(2,662)
Monetary variations, net	13,251	2,460	3,329	19,040

Gains and losses unrealized on 06/30/02	79,279	5,274	9,669	94,222

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6.17- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais

	Subsidiaries and
	Parent Company		Affiliated Companies (* )

Assets	06/30/03	03/31/03	06/30/03	03/31/03

Current
Cash and cash equivalents	411	541	329	468
Others	1,789	1,967	1,101	1,143

	2,200	2,508	1,430	1,611
Long-term receivables	614	1,116	45	66
Investments	3,817	4,301	16	18

Total	6,631	7,925	1,491	1,695

Liabilities
Current
Short-term loans and financing	2,477	1,989	1,279	1,477
Others	978	851	529	368

	3,455	2,840	1,808	1,845
Long-term liabilities
Loans and financing	2,505	4,000	1,776	2,246
Others	2,715	2,954	459	801

	5,220	6,954	2,235	3,047

Total	8,675	9,794	4,043	4,892

Liabilities - R$	(2,044)	(1,869)	(2,552)	(3,197)

Liabilities - US$	(712)	(557)	(889)	(953)

(*) Proportional to the percentage of participation

6.18- Administrative and Other Operating Expenses

			Quarter		Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Administrative
Personnel	34,548	31,839	31,259	66,387	58,203
Technical consulting	23,897	18,443	42,254	42,340	64,877
Advertising and publicity	7,461	9,006	7,431	16,467	15,115
Depreciation	9,865	9,128	5,553	18,993	10,830
Travel expenses	4,042	4,925	4,224	8,967	7,940
Rents and taxes	6,110	6,902	5,282	13,012	9,531
Others	10,654	8,515	10,135	19,169	18,536

	96,577	88,758	106,138	185,335	185,032

			Quarter		Accumulated

	2Q/03	1Q/03	2Q/02	06/30/03	06/30/02

Other Operating Expenses
Provisions for contingencies	47,063	27,141	44,367	74,204	28,165
Provision for loss on ICMS credits	-	28,000	-	28,000	20,000
Provision for profit sharing	27,000	40,000	(10,000)	67,000	10,000
Operating expenses - UPSL	35,597	-	-	35,597	-
Others	21,045	10,723	40,871	31,768	56,017

	130,705	105,864	75,238	236,569	114,182

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6.19- Subsequent Events

Approved Proposal to Acquire Caemi

On 07/18/03 the European Commission approved CVRD’s acquisition of 50% of the common shares and 40% of the preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi). Upon conclusion of the acquisition, the Company will detain all the common shares and 40% of the preferred shares of Caemi, totaling 60.2% of the total capital.

CVRD's Vale Overseas Places Bonds for US$ 300 Million at a 9.25% Yield

On 08/01/03 the Company announced that its wholly owned subsidiary Vale Overseas Limited has placed an offering of US$300 million in ten-year notes. The notes will bear a coupon of 9% per year, payable semi-annually, and will be priced at 98.386% of their principal amount. The notes will be unsecured and unsubordinated obligations of Vale Overseas Limited and will be fully and unconditionally guaranteed by CVRD. The net proceeds of the offering will be used for the CVRD group’s general corporate purposes.

The notes to be offered and the related guarantees have not been and will not be registered under the Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

The Company expects to file a registration statement with the United States Securities and Exchange Commission (SEC) and to make its best efforts to exchange the notes for others registered with the SEC within 180 days of the closing date of the offering.

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PART III

7- OTHER INFORMATOIN THE COMPANY DEEMS RELEVANT

7.1- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

	(Millons of tons)

													Quarter				Accumulated

	1999	%	2000	%	2001	%	2002	%	2Q/02%		1Q/03%		2Q/03%		06/30/02%		06/30/03%

FOREIGN MARKET
ÁSIA
CHINA	7.3	8	9.2	8	14.9	12	17.5	12	5.0	14	5.4	15	4.8	13	9.4	13	10.2	14
KOREA	7.9	8	7	6	6.0	5	7.1	5	1.1	3	1.6	4	1.7	5	3.2	5	3.3	5
PHILIPPINES	1.6	2	1.4	1	1.2	1	2.6	2	0.5	1	0.4	1	0.6	2	1.1	2	1.0	1
JAPAN	16.9	17	17.5	15	17.1	13	16.3	11	4.3	12	3.9	11	4.1	11	8.0	11	8.0	11
TAIWAN	1.8	2	1.6	2	2.2	2	2.1	1	0.4	1	0.4	1	0.5	1	0.8	1	0.9	1
OTHERS	0.6	-	0.4	-	1.1	1	-	-	-	-	-	-	-	-	-	-	-	-

	36.1	37	37.1	32	42.5	34	45.6	31	11.3	31	11.7	32	11.7	32	22.5	32	23.4	32

EUROPE
GERMANY	8	8	8.2	7	10.1	8	14.7	10	3.4	9	3.5	10	2.8	8	6.8	10	6.3	9
SPAIN	3.6	4	2.9	2	2.9	2	2.9	2	0.7	2	0.8	2	0.9	2	1.5	2	1.7	2
FRANCE	2.1	2	2.9	2	3.9	3	5.8	4	1.5	4	1.4	4	2.3	6	2.8	4	3.7	5
ITALY	5	5	4.8	4	5.1	4	5.2	3	2.2	6	1.2	3	1.2	3	3.2	5	2.4	3
UNITED KINGDOM	1.6	2	1.5	2	1.6	1	2.3	2	0.4	1	0.5	1	0.6	2	1.1	2	1.1	2
OTHERS	4.7	5	8.2	7	10.8	8	13.4	9	3.2	9	3.2	9	2.8	8	6.1	9	6.0	9

	25	26	28.5	24	34.4	26	44.3	30	11.4	31	10.6	29	10.6	29	21.5	32	21.2	30

AMERICAS
ARGENTINA	1.6	2	1.4	1	1.9	1	2.3	2	0.6	2	0.8	2	0.8	2	1.0	1	1.6	2
UNITED STATES	3	3	3.5	3	2.9	2	3.8	2	1.0	3	1.0	3	0.8	2	1.9	3	1.8	3
OTHERS	1.8	2	2	2	1.5	1	2.4	2	0.5	1	0.8	2	0.6	2	0.8	1	1.4	2

	6.4	7	6.9	6	6.3	4	8.5	6	2.1	6	2.6	7	2.2	6	3.7	5	4.8	7

AFRICA/MID.EAST/OCEANIA
BAHREIN	1.5	2	2	2	1.7	1	2.4	2	0.5	1	0.5	1	0.4	1	1.3	2	0.9	1
OTHERS	3.6	4	5.2	4	5.1	4	4.3	3	0.7	2	1.0	3	2.0	6	1.5	2	3.0	4

	5.1	6	7.2	6	6.8	5	6.7	5	1.2	3	1.5	4	2.4	7	2.8	4	3.9	5

	72.6	76	79.7	68	90	69	105.1	72	26.0	71	26.4	72	26.9	74	50.5	73	53.3	74

DOMESTIC MARKET
STEEL MILLS	13.6	14	15.5	13	20.2	16	22.3	15	5.7	16	5.1	14	4.6	13	10.9	15	9.7	13
PELLETING AFFILIATES	10.1	10	21.6	19	19.7	15	18.9	13	4.6	13	5.0	14	4.8	13	8.6	12	9.8	13

	23.7	24	37.1	32	39.9	31	41.2	28	10.3	29	10.1	28	9.4	26	19.5	27	19.5	26

TOTAL	96.3	100	116.8	100	129.9	100	146.3	100	36.3	100	36.5	100	36.3	100	70.0	100	72.8	100

Exports by System
	(Millons of tons)

													Quarter				Accumulated

	1999	%	2000	%	2001	%	2002	%	2Q/02%		1Q/03%		2Q/03%		06/30/02%		06/30/03%

NORTHERN SYSTEM	42.8	44	46.6	40	50.8	39	53.0	36	12.8	35	13.4	37	13.9	38	24.6	35	27.3	38
SOUTHERN SYSTEM	53.5	56	70.2	60	79.1	61	93.3	64	23.5	65	23.1	63	22.4	62	45.4	65	45.5	62

	96.3	100	116.8	100	129.9	100	146.3	100	36.3	100	36.5	100	36.3	100	70.0	100	72.8	100

CVRD	27

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PART IV

8- ATTACHMENT I - EQUITY INVESTEE INFORMATION

8.1- Aluminum Area - ALBRAS (Adjusted and Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	99	102	-	-	201	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	4	-	-	8	4	2	3	4	13

Quantity sold - total	MT (thousand)	103	106	-	-	209	88	110	104	104	406

Average sales price - external market	US$	1,336.40	1,324.49	-	-	1,330.36	1,318.33	1,409.42	1,288.20	1,304.79	1,304.70
Average sales price - internal market	US$	1,376.14	1,365.10	-	-	1,370.62	1,352.12	1,330.47	1,335.69	1,356.26	1,355.55
Average sales price - total	US$	1,337.98	1,326.07	-	-	1,331.94	1,319.81	1,332.13	1,289.68	1,306.47	1,306.38
Long-term indebtedness, gross	US$	451,354	400,002	-	-	400,002	524,095	506,633	498,857	465,815	465,815
Short-term indebtedness, gross	US$	-	-	-	-	-	72,938	48,840	20,156	20,475	20,475

Total indebtedness, gross	US$	451,354	400,002	-	-	400,002	597,033	555,473	519,013	486,290	486,290

Stockholders' equity	R$	479,916	726,619	-	-	726,619	299,202	113,162	(209,047)	256,739	256,739

Net operating revenues	R$	479,659	423,513	-	-	903,172	273,853	366,494	414,264	489,744	1,544,355
Cost of products	R$	(284,827)	(271,302)	-	-	(556,129)	(170,834)	(223,590)	(248,895)	(288,173)	(931,492)
Other expenses/revenues	R$	(16,325)	(11,421)	-	-	(27,746)	(13,308)	(10,054)	(22,210)	(5,968)	(51,540)
Depreciation, amortization and depletion	R$	17,675	16,188	-	-	33,863	15,555	17,076	17,423	17,490	67,544

EBITDA (*)	R$	196,182	156,978	-	-	353,160	105,266	149,926	160,582	213,093	628,867
Depreciation, amortization and depletion	R$	(17,675)	(16,188)	-	-	(33,863)	(15,555)	(17,076)	(17,423)	(17,490)	(67,544)

EBIT	R$	178,507	140,790	-	-	319,297	89,711	132,850	143,159	195,603	561,323
Impairment	R$	-	(11,837)	-	-	(11,837)	-	-	-	-	-
Net financial result	R$	63,862	176,318	-	-	240,180	(11,141)	(332,532)	(505,233)	175,923	(672,983)

Income before income tax and social contribution	R$	242,369	305,271	-	-	547,640	78,570	(199,682)	(362,074)	371,526	(111,660)
Income tax and social contribution	R$	(19,192)	(58,568)	-	-	(77,760)	(2,627)	13,645	39,863	88,259	139,140

Net income	R$	223,177	246,703	-	-	469,880	75,943	(186,037)	(322,211)	459,785	27,480

(*) 2002 and 1Q/03 were adjusted.

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8.2- Aluminum Area - ALUNORT (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	289	303	-	-	592	222	175	115	208	720
Quantity sold - internal market	MT (thousand)	201	234	-	-	435	205	235	233	199	872

Quantity sold - total	MT (thousand)	490	537	-	-	1,027	427	410	348	407	1,592

Average sales price - external market	US$	170.93	172.57	-	-	171.77	148.20	152.79	162.37	154.43	153.39
Average sales price - internal market	US$	173.60	175.13	-	-	174.42	175.94	175.38	173.97	169.51	173.79
Average sales price - total	US$	172.03	173.68	-	-	172.89	161.55	165.72	170.13	161.79	164.56

Long-term indebtedness, gross	US$	482,418	494,325	-	-	494,325	455,061	455,194	472,590	481,370	481,370
Short-term indebtedness, gross	US$	-	3,900	-	-	3,900	-	-	-	-	-

Total indebtedness, gross	US$	482,418	498,225	-	-	498,225	455,061	455,194	472,590	481,370	481,370

Stockholders' equity	R$	546,444	697,885	-	-	697,885	573,946	451,686	226,155	444,502	444,502

Net operating revenues	R$	291,962	273,014	-	-	564,976	164,875	173,891	196,154	250,025	784,945
Cost of products	R$	(217,680)	(217,735)	-	-	(435,415)	(135,765)	(134,556)	(131,291)	(174,286)	(575,898)
Other expenses/revenues	R$	(6,021)	(5,860)	-	-	(11,881)	(7,381)	(3,787)	(4,079)	(6,946)	(22,193)
Depreciation, amortization and depletion	R$	15,240	18,993	-	-	34,233	12,802	13,351	12,853	12,880	51,886

EBITDA (*)	R$	83,501	68,412	-	-	151,913	34,531	48,899	73,637	81,673	238,740
Depreciation, amortization and depletion	R$	(15,240)	(18,993)	-	-	(34,233)	(12,802)	(13,351)	(12,853)	(12,880)	(51,886)

EBIT	R$	68,261	49,419	-	-	117,680	21,729	35,548	60,784	68,793	186,854
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	43,764	136,576	-	-	180,340	(10,936)	(198,404)	(374,193)	114,042	(469,491)

Income before income tax and social contribution	R$	112,025	185,995	-	-	298,020	10,793	(162,856)	(313,409)	182,835	(282,637)
Income tax and social contribution	R$	(10,084)	(34,554)	-	-	(44,638)	(726)	20,677	6,396	73,270	99,617

Net income	R$	101,941	151,441	-	-	253,382	10,067	(142,179)	(307,013)	256,105	(183,020)

(*)   2002 and 1Q/03 were adjusted.

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8.3- Aluminum Area - ALUVALE (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Stockholders' equity	R$	1,115,779	1,362,213	-	-	1,362,213	891,456	751,522	447,879	916,533	916,533

Net operating revenues	R$	7,429	3,538	-	-	10,967	4,059	3,953	4,888	6,179	19,079
Cost of products	R$	-	-	-	-	-	(22)	(47)	(38)	(36)	(143)
Other expenses/revenues	R$	(1,218)	(878)	-	-	(2,096)	(645)	(650)	(730)	(10,177)	(12,202)
Dividends received	R$	17,166	5,450	-	-	22,616	29,430	28,000	23,200	23,167	103,797

EBITDA (*)	R$	23,377	8,110	-	-	31,487	32,822	31,256	27,320	19,133	110,531
Dividends received	R$	(17,166)	(5,450)	-	-	(22,616)	(29,430)	(28,000)	(23,200)	(23,167)	(103,797)

EBIT	R$	6,211	2,660	-	-	8,871	3,392	3,256	4,120	(4,034)	6,734
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Result of investments participation	R$	210,564	241,411	-	-	451,975	59,336	(146,796)	(304,495)	469,463	77,508
Net financial result	R$	3,682	4,058	-	-	7,740	4,918	5,469	900	2,029	13,316

Income before income tax and social contribution	R$	220,457	248,129	-	-	468,586	67,646	(138,071)	(299,475)	467,458	97,558
Income tax and social contribution	R$	6,545	(1,697)	-	-	4,848	(2,723)	(1,862)	(1,635)	(1,338)	(7,558)

Net income	R$	227,002	246,432	-	-	473,434	64,923	(139,933)	(301,110)	466,120	90,000

(*)   2002 and 1Q/03 were adjusted.

30	CVRD

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8.4-  Aluminum Area - MRN (Adjusted and Unaudited)
Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	711	958	-	-	1,669	485	790	740	601	2,616
Quantity sold - internal market	MT (thousand)	1,485	2,554	-	-	4,039	1,296	1,821	1,814	2,381	7,312

Quantity sold - total	MT (thousand)	2,196	3,512	-	-	5,708	1,781	2,611	2,554	2,982	9,928

Average sales price - external market	US$	21.31	21.20	-	-	21.25	20.56	19.09	19.21	21.42	19.93
Average sales price - internal market	US$	18.24	18.15	-	-	18.18	19.46	18.01	18.16	20.32	19.06
Average sales price - total	US$	19.23	18.98	-	-	19.08	19.76	18.34	18.46	20.54	18.95

Long-term indebtedness, gross	US$	69,222	65,380	-	-	65,380	95,892	90,312	77,786	76,120	76,120
Short-term indebtedness, gross	US$	44,004	134,221	-	-	134,221	14,436	18,780	23,198	29,265	29,265

Total indebtedness, gross	US$	113,226	199,601	-	-	199,601	110,328	109,092	100,984	105,385	105,385

Stockholders' equity	R$	731,822	807,051	-	-	807,051	594,895	562,633	498,041	672,322	672,322

Net operating revenues	R$	139,951	183,786	-	-	323,737	76,448	111,452	146,949	204,098	538,947
Cost of products	R$	(69,487)	(89,073)	-	-	(158,560)	(39,697)	(60,627)	(72,806)	(78,149)	(251,279)
Other expenses/revenues	R$	(5,305)	(2,838)	-	-	(8,143)	(582)	(5,260)	(1,577)	(2,993)	(10,412)
Depreciation, amortization and depletion	R$	14,854	32,587	-	-	47,441	9,840	13,325	14,617	14,701	52,483

EBITDA (*)	R$	80,013	124,462	-	-	204,475	46,009	58,890	87,183	137,657	329,739
Depreciation, amortization and depletion	R$	(14,854)	(32,587)	-	-	(47,441)	(9,840)	(13,325)	(14,617)	(14,701)	(52,483)

EBIT	R$	65,159	91,875	-	-	157,034	36,169	45,565	72,566	122,956	277,256
Result of investments participation	R$	-	-	-	-	-	(3,403)	(1,347)	-	2,000	(2,750)
Impairment	R$	-	-	-	-	-	-	-	-	17,015	17,015
Net financial result	R$	(239)	(10,994)	-	-	(11,233)	(1,804)	(32,286)	(73,730)	102,120	(5,700)

Income before income tax and social contribution	R$	64,920	80,881	-	-	145,801	30,962	11,932	(1,164)	244,091	285,821
Income tax and social contribution	R$	(5,421)	(5,652)	-	-	(11,073)	(6,522)	(4,139)	(5,429)	(26,264)	(42,354)

Net income	R$	59,499	75,229	-	-	134,728	24,440	7,793	(6,593)	217,827	243,467

(*)  2002 and 1Q/03 were adjusted.

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8.5-  Aluminum Area - VALESUL (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	9	15	-	-	24	9	12	8	13	42
Quantity sold - internal market	MT (thousand)	10	9	-	-	19	12	12	10	14	48

Quantity sold - total	MT (thousand)	19	24	-	-	43	21	24	18	27	90

Average sales price - external market	US$	1,505.49	1,516.01	-	-	1,512.07	1,467.44	1,481.49	1,485.09	1,413.67	1,459.01
Average sales price - internal market	US$	1,933.02	1,970.53	-	-	1,950.79	1,906.21	1,865.52	1,779.65	1,801.29	1,837.32
Average sales price - total	US$	1,730.60	1,685.83	-	-	1,705.61	1,720.97	1,663.20	1,654.96	1,618.98	1,661.77

Long-term indebtedness, gross	US$	1,048	1,075	-	-	1,075	1,868	1,416	953	1,115	1,115
Short-term indebtedness, gross	US$	617	732	-	-	732	685	555	409	579	579

Total indebtedness, gross	US$	1,665	1,807	-	-	1,807	2,553	1,971	1,362	1,694	1,694

Stockholders' equity	R$	288,362	272,644	-	-	272,644	231,170	246,030	266,074	261,206	261,206

Net operating revenues	R$	108,088	112,328	-	-	220,416	77,727	92,816	93,602	146,180	410,325
Cost of products	R$	(68,912)	(88,666)	-	-	(157,578)	(63,576)	(71,701)	(61,711)	(86,531)	(283,519)
Other expenses/revenues	R$	(6,613)	(15,368)	-	-	(21,981)	(3,168)	(1,218)	(6,560)	(14,275)	(25,221)
Depreciation, amortization and depletion	R$	2,816	6,043	-	-	8,859	3,332	3,600	2,826	3,235	12,993

EBITDA (*)	R$	35,379	14,337	-	-	49,716	14,315	23,497	28,157	48,609	114,578
Depreciation, amortization and depletion	R$	(2,816)	(6,043)	-	-	(8,859)	(3,332)	(3,600)	(2,826)	(3,235)	(12,993)

EBIT	R$	32,563	8,294	-	-	40,857	10,983	19,897	25,331	45,374	101,585
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	(186)	(413)	-	-	(599)	(597)	621	(945)	(1,767)	(2,688)

Income before income tax and social contribution	R$	32,377	7,881	-	-	40,258	10,386	20,518	24,386	43,607	98,897
Income tax and social contribution	R$	(5,214)	(4,891)	-	-	(10,105)	(4,122)	(5,652)	(4,344)	(5,980)	(20,098)

Net income	R$	27,163	2,990	-	-	30,153	6,264	14,866	20,042	37,627	78,799

(*)   2002 and 1Q/03 were adjusted.

32	CVRD

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8.6- Pelletizing Area - HISPANOBRÁS (Adjusted and Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT(thousand)	268	625	-	-	893	487	356	165	313	1,321
Quantity sold - internal market	MT(thousand)	637	265	-	-	902	420	480	520	826	2,246

Quantity sold - total	MT(thousand)	905	890	-	-	1,795	907	836	685	1,139	3,567

Average salesprice - external market	US$	29.54	33.75	-	-	32.49	31.33	31.49	31.39	24.28	29.71
Average salesprice - internal market	US$	29.95	38.90	-	-	32.58	31.43	31.63	32.28	27.31	30.15
Average sales price - total	US$	29.75	36.33	-	-	33.01	31.38	31.56	32.07	25.80	29.77

Stockholders' equity	R$	90,872	96,630	-	-	96,630	85,476	85,790	93,568	86,381	86,381

Net operating revenues	R$	94,344	93,258	-	-	187,602	67,353	59,359	67,336	125,613	319,661
Cost of products	R$	(81,263)	(85,278)	-	-	(166,541)	(57,628)	(55,855)	(56,920)	(105,712)	(276,115)
Other expenses	R$	(1,783)	6,561	-	-	4,778	(2,202)	(5,727)	(3,360)	(3,373)	(14,662)
Depreciation, amortization and depletion	R$	2,386	2,400	-	-	4,786	2,458	2,458	2,322	2,377	9,615

EBITDA (*)	R$	13,684	16,941	-	-	30,625	9,981	235	9,378	18,905	38,499
Depreciation, amortization and depletion	R$	(2,386)	(2,400)	-	-	(4,786)	(2,458)	(2,458)	(2,322)	(2,377)	(9,615)

EBIT	R$	11,298	14,541	-	-	25,839	7,523	(2,223)	7,056	16,528	28,884
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	(3,544)	(6,871)	-	-	(10,415)	854	5,888	7,899	(3,444)	11,197

Income before income tax and social contribution	R$	7,754	7,670	-	-	15,424	8,377	3,665	14,955	13,084	40,081
Income tax and social contribution	R$	(3,264)	330	-	-	(2,934)	(3,362)	(1,480)	(5,395)	(4,656)	(14,893)

Net income	R$	4,490	8,000	-	-	12,490	5,015	2,185	9,560	8,428	25,188

(*) 2002 and 1Q/03 were adjusted.

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8.7- Pelletizing Area - ITABRASCO (Adjusted and Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT(thousand)	306	778	-	-	1,084	644	533	572	431	2,180
Quantity sold - internal market	MT(thousand)	507	65	-	-	572	233	169	243	482	1,127

Quantity sold - total	MT(thousand)	813	843	-	-	1,656	877	702	815	913	3,307

Average salesprice - external market	US$	29.97	33.53	-	-	32.53	31.16	28.46	29.96	30.01	29.71
Average salesprice - internal market	US$	29.20	55.87	-	-	32.23	31.90	27.79	30.33	30.60	29.13
Average sales price - total	US$	29.54	35.25	-	-	32.45	31.35	28.30	30.06	30.18	29.51
Short-term indebtedness, gross	US$	4,854	480	-	-	480	18,023	17,133	15,504	-	-

Total indebtedness, gross	US$	4,854	480	-	-	480	18,023	17,133	15,504	-	-

Stockholders' equity	R$	59,216	65,064	-	-	65,064	60,230	65,720	78,454	55,804	55,804

Net operating revenues	R$	85,607	91,423	-	-	177,030	65,575	49,920	79,980	94,340	289,815
Cost of products	R$	(73,246)	(76,224)	-	-	(149,470)	(56,551)	(47,528)	(66,616)	(88,703)	(259,398)
Other expenses/revenues	R$	(2,200)	(1,123)	-	-	(3,323)	(3,784)	(2,224)	(5,969)	3,872	(8,105)
Depreciation, amortization and depletion	R$	(379)	(760)	-	-	(1,139)	327	331	321	412	1,391

EBITDA (*)	R$	9,782	13,316	-	-	23,098	5,567	499	7,716	9,921	23,703
Depreciation, amortization and depletion	R$	379	760	-	-	1,139	(327)	(331)	(321)	(412)	(1,391)

EBIT	R$	10,161	14,076	-	-	24,237	5,240	168	7,395	9,509	22,312
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	(3,441)	(4,782)	-	-	(8,223)	(636)	9,277	13,004	(5,099)	16,546

Income before income tax and social contribution	R$	6,720	9,294	-	-	16,014	4,604	9,445	20,399	4,410	38,858
Income tax and social contribution	R$	(3,308)	(3,446)	-	-	(6,754)	(2,143)	(3,954)	(7,666)	2,019	(11,744)

Net income	R$	3,412	5,848	-	-	9,260	2,461	5,491	12,733	6,429	27,114

(*) 2002 and 1Q/03 were adjusted.

34	CVRD

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8.8- Pelletizing Area - KOBRASCO (Adjusted and Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	453	667	-	-	1,120	436	534	850	1,074	2,894
Quantity sold - internal market	MT (thousand)	681	461	-	-	1,142	420	478	-	242	1,140

Quantity sold - total	MT (thousand)	1,134	1,128	-	-	2,262	856	1,012	850	1,316	4,034

Average sales price - external market	US$	29.89	29.98	-	-	29.94	31.31	29.34	29.47	29.89	29.88
Average sales price - internal market	US$	30.72	30.90	-	-	30.79	32.08	29.24	-	30.32	30.51
Average sales price - total	US$	30.39	30.35	-	-	30.37	31.69	29.30	29.47	29.97	30.09
Long-term indebtedness, gross	US$	123,624	102,229	-	-	102,229	149,583	143,378	147,150	114,489	114,489

Total indebtedness, gross	US$	123,624	102,229	-	-	102,229	149,583	143,378	147,150	114,489	114,489

Stockholders' equity	R$	(89,160)	(53,817)	-	-	(53,817)	16,608	(32,692)	(124,990)	(107,350)	(107,350)

Net operating revenues	R$	116,656	101,678	-	-	218,334	63,984	72,449	74,427	143,092	353,952
Cost of products	R$	(94,094)	(87,955)	-	-	(182,049)	(50,027)	(67,075)	(60,393)	(111,687)	(289,182)
Other expenses/revenues	R$	(8,574)	(7,474)	-	-	(16,048)	(4,062)	(2,119)	(7,424)	(29,062)	(42,667)
Depreciation, amortization and depletion	R$	2,262	2,269	-	-	4,531	2,248	2,248	2,250	2,253	8,999

EBITDA (*)	R$	16,250	8,518	-	-	24,768	12,143	5,503	8,860	4,596	31,102
Depreciation, amortization and depletion	R$	(2,262)	(2,269)	-	-	(4,531)	(2,248)	(2,248)	(2,250)	(2,253)	(8,999)

EBIT	R$	13,988	6,249	-	-	20,237	9,895	3,255	6,610	2,343	22,103
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Result of investments participation	R$	-	-	-	-	-	57	939	1,766	(3,097)	(335)
Net financial result	R$	18,296	49,781	-	-	68,077	(3,811)	(78,006)	(147,117)	45,279	(183,655)

Income before income tax and social contribution	R$	32,284	56,030	-	-	88,314	6,141	(73,812)	(138,741)	44,525	(161,887)
Income tax and social contribution	R$	(14,094)	(20,687)	-	-	(34,781)	(3,093)	24,511	46,445	(26,886)	40,977

Net income	R$	18,190	35,343	-	-	53,533	3,048	(49,301)	(92,296)	17,639	(120,910)

(*)   2002 and 1Q/03 were adjusted.

CVRD	35

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8.9- Pelletizing Area - NIBRASCO (Adjusted and Unaudited)

Information						2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	469	513	-	-	982	407	686	290	783	2,166
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,308	-	-	2,611	584	1,544	1,520	1,301	4,949
Quantity sold - internal market - Others	MT (thousand)	28	26	-	-	54	9	27	32	32	100

Quantity sold - total	MT (thousand)	1,800	1,847	-	-	3,647	1,000	2,257	1,842	2,116	7,215

Average sales price - external market	US$	28.76	27.69	-	-	28.20	30.25	30.88	27.39	28.95	29.60
Average sales price - internal market	US$	27.38	26.77	-	-	27.07	30.49	31.58	25.69	28.25	28.77
Average sales price - total	US$	27.75	27.03	-	-	27.39	30.39	31.36	25.96	28.52	29.01

Long-term indebtedness, gross	US$	1,200	-	-	-	-	3,600	2,400	2,400	1,200	1,200
Short-term indebtedness, gross	US$	2,400	2,400	-	-	2,400	2,484	2,400	2,436	2,400	2,400

Total indebtedness, gross	US$	3,600	2,400	-	-	2,400	6,084	4,800	4,836	3,600	3,600

Stockholders' equity	R$	87,365	82,347	-	-	82,347	78,682	84,259	88,040	101,698	101,698

Net operating revenues	R$	174,765	147,060	-	-	321,825	70,936	163,815	162,232	220,381	617,364
Cost of products	R$	(167,405)	(152,620)	-	-	(320,025)	(70,397)	(144,430)	(148,056)	(190,547)	(553,430)
Other expenses/revenues	R$	(1,805)	(1,879)	-	-	(3,684)	(2,404)	(5,035)	(4,201)	(8,326)	(19,966)
Depreciation, amortization and depletion	R$	4,179	4,061	-	-	8,240	4,217	4,218	4,218	4,206	16,859

EBITDA (*)	R$	9,734	(3,378)	-	-	6,356	2,352	18,568	14,193	25,714	60,827
Depreciation, amortization and depletion	R$	(4,179)	(4,061)	-	-	(8,240)	(4,217)	(4,218)	(4,218)	(4,206)	(16,859)

EBIT	R$	5,555	(7,439)	-	-	(1,884)	(1,865)	14,350	9,975	21,508	43,968
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	1,341	2,359	-	-	3,700	(2,463)	(4,034)	(2,136)	883	(7,750)

Income before income tax and social contribution	R$	6,896	(5,080)	-	-	1,816	(4,328)	10,316	7,839	22,391	36,218
Income tax and social contribution	R$	(3,728)	64	-	-	(3,664)	66	(4,737)	(4,062)	(8,732)	(17,465)

Net income	R$	3,168	(5,016)	-	-	(1,848)	(4,262)	5,579	3,777	13,659	18,753

(*)   2002 and 1Q/03 were adjusted.

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8.10-	Pelletizing Area - SAMARCO (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - total	MT (thousand)	3,988	4,277	-	-	8,265	3,301	3,436	3,871	3,834	14,442

Average sales price - total	US$	27.59	30.98	-	-	29.34	28.48	28.78	27.93	29.22	28.60

Long-term indebtedness, gross	US$	56,240	50,037	-	-	50,037	92,788	86,584	76,181	66,644	66,644
Short-term indebtedness, gross	US$	123,271	137,697	-	-	137,697	169,170	180,539	169,538	141,754	141,754

Total indebtedness, gross	US$	179,511	187,734	-	-	187,734	261,958	267,123	245,719	208,398	208,398

Stockholders' equity	R$	627,216	641,120	-	-	641,120	510,038	417,935	344,369	493,837	493,837

Net operating revenues	R$	360,773	370,862	-	-	731,635	212,909	239,124	310,720	397,853	1,160,606
Cost of products	R$	(162,899)	(166,282)	-	-	(329,181)	(108,837)	(114,932)	(138,102)	(144,512)	(506,383)
Other expenses	R$	(10,940)	(84,197)	-	-	(95,137)	(20,397)	(28,730)	(44,607)	(21,058)	(114,792)
Depreciation, amortization and depletion	R$	9,955	10,899	-	-	20,854	7,897	9,358	9,043	8,835	35,133

EBITDA (*)	R$	196,889	131,282	-	-	328,171	91,572	104,820	137,054	241,118	574,564
Depreciation, amortization and depletion	R$	(9,955)	(10,899)	-	-	(20,854)	(7,897)	(9,358)	(9,043)	(8,835)	(35,133)

EBIT	R$	186,934	120,383	-	-	307,317	83,675	95,462	128,011	232,283	539,431
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Result of investments participation	R$	(2,699)	17,512	-	-	14,813	2,155	(11,985)	(42,146)	17,045	(34,931)
Net financial result	R$	(499)	24,817	-	-	24,318	(15,179)	(95,410)	(162,908)	27,423	(246,074)

Income before income tax and social contribution	R$	183,736	162,712	-	-	346,448	70,651	(11,933)	(77,043)	276,751	258,426
Income tax and social contribution	R$	(44,283)	(20,477)	-	-	(64,760)	(12,555)	(7,431)	3,671	(41,658)	(57,973)

Net income	R$	139,453	142,235	-	-	281,688	58,096	(19,364)	(73,372)	235,093	200,453

(*)	2002 and 1Q/03 were adjusted.

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8.11-	Pelletizing Area - GIIC (Adjusted and Unaudited)

Information		2003					2002

		1Q (*)	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	772	1,178	-	-	1,950	823	676	643	932	3,074

Quantity sold - total	ton (mil)	772	1,178	-	-	1,950	823	676	643	932	3,074

Average sales price - external market	US$	41.00	43.30	-	-	42.39	41.76	40.30	41.55	40.40	40.98
Average sales price - total	US$	41.00	43.30	-	-	42.39	41.76	40.30	41.55	40.40	40.98

Long-term indebtedness, gross	US$	35,000	35,000	-	-	35,000	40,000	40,000	40,000	35,000	35,000

Total indebtedness, gross	US$	35,000	35,000	-	-	35,000	40,000	40,000	40,000	35,000	35,000

Stockholders' equity	R$	225,520	242,118	-	-	242,118	154,278	193,243	271,537	257,226	257,226

Net operating revenues	R$	100,559	139,660	-	-	240,219	79,867	77,447	104,072	133,025	394,411
Cost of products	R$	(78,057)	(106,465)	-	-	(184,522)	(68,514)	(67,518)	(97,135)	(109,373)	(342,540)
Other expenses	R$	(9,416)	(10,038)	-	-	(19,454)	(2,469)	(5,654)	829	(11,119)	(18,413)
Depreciation, amortization and depletion	R$	3,038	505	-	-	3,543	3,365	4,167	5,761	5,268	18,561

EBITDA (**)	R$	16,124	23,662	-	-	39,786	12,249	8,442	13,527	17,801	52,019
Depreciation, amortization and depletion	R$	(3,038)	(505)	-	-	(3,543)	(3,365)	(4,167)	(5,761)	(5,268)	(18,561)

EBIT	R$	13,086	23,157	-	-	36,243	8,884	4,275	7,766	12,533	33,458
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Ganho na convesão de moedas	R$	-	(1,792)	-	-	(1,792)	-	1,716	1,044	2,376	5,136
Net financial result	R$	(574)	(847)	-	-	(1,421)	167	111	(845)	(1,617)	(2,184)

Net income	R$	12,512	20,518	-	-	33,030	9,051	6,102	7,965	13,292	36,410

(*)	The figures refers to the statements as of february/03.

(**)	2002 and 1Q/03 were adjusted.

38	CVRD

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8.12- Iron Ore Area - FERTECO (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market - iron ore	MT (thousand)	3,503	2,917	-	-	6,420	2,020	2,713	2,769	2,142	9,644
Quantity sold - internal market - iron ore	MT (thousand)	1,376	1,509	-	-	2,885	512	832	1,594	1,146	4,084

Quantity sold - total - iron ore	MT (thousand)	4,879	4,426	-	-	9,305	2,532	3,545	4,363	3,288	13,728

Quantity sold - external market - pellets	MT (thousand)	358	514	-	-	872	448	736	554	645	2,383
Quantity sold - internal market - pellets	MT (thousand)	498	661	-	-	1,159	277	498	703	697	2,175

Quantity sold - total - pellets	MT (thousand)	856	1,175	-	-	2,031	725	1,234	1,257	1,342	4,558

Average sales price - external market - iron ore	US$	16.29	18.82	-	-	17.44	16.53	17.32	16.38	16.56	16.76
Average sales price - internal market - iron ore	US$	7.73	8.69	-	-	8.23	3.71	6.20	6.47	5.42	6.02
Average sales price - total - iron ore	US$	13.87	13.67	-	-	13.77	14.59	14.70	12.66	12.68	13.46
Average sales price - external market - pellets	US$	28.51	31.05	-	-	30.01	28.08	29.68	26.78	28.73	28.45
Average sales price - internal market - pellets	US$	30.40	32.42	-	-	31.55	19.02	23.15	23.38	19.73	21.60
Average sales price - total - pellets	US$	29.62	31.82	-	-	30.89	26.63	27.05	24.88	24.06	25.18
Long-term indebtedness, gross	US$	82,374	77,551	-	-	77,551	94,359	88,367	74,490	82,375	82,375
Short-term indebtedness, gross	US$	9,567	-	-	-	-	55,244	58,473	51,922	22,815	22,815

Total indebtedness, gross	US$	91,941	77,551	-	-	77,551	149,603	146,840	126,412	105,190	105,190

Stockholders' equity	R$	707,540	807,031	-	-	807,031	215,058	544,020	568,381	618,663	618,663

Net operating revenues	R$	310,773	299,390	-	-	610,163	126,852	195,290	302,477	293,099	917,718
Cost of products	R$	(181,193)	(149,742)	-	-	(330,935)	(70,019)	(127,765)	(186,549)	(140,851)	(525,184)
Other expenses	R$	(23,126)	(25,051)	-	-	(48,177)	(12,697)	(28,951)	(14,889)	(99,739)	(156,276)
Depreciation, amortization and depletion	R$	16,750	33,434	-	-	50,184	7,273	24,542	23,173	23,896	78,884

EBITDA (*)	R$	123,204	158,031	-	-	281,235	51,409	63,116	124,212	76,405	315,142
Depreciation, amortization and depletion	R$	(16,750)	(33,434)	-	-	(50,184)	(7,273)	(24,542)	(23,173)	(23,896)	(78,884)

EBIT	R$	106,454	124,597	-	-	231,051	44,136	38,574	101,039	52,509	236,258
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Result of Investments Participation	R$	3,830	8,770	-	-	12,600	9	(28,710)	(20,327)	21,852	(27,176)
Net financial result	R$	(8,537)	6,786	-	-	(1,751)	(4,575)	(44,260)	(59,169)	6,631	(101,373)

Income before income tax and social contribution	R$	101,747	140,153	-	-	241,900	39,570	(34,396)	21,543	80,992	107,709
Income tax and social contribution	R$	(12,869)	(28,646)	-	-	(41,515)	(10,519)	24,344	2,818	(30,710)	(14,067)

Net income	R$	88,878	111,507	-	-	200,385	29,051	(10,052)	24,361	50,282	93,642

(*) 2002 and 1Q/03 were adjusted.

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8.13- Manganese and Ferroalloys Area - SIBRA (Adjusted and Unaudited)

Information		2003					2002

		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total

Quantity sold - external market - ferroalloys	MT (thousand)	30	40	-	-	70	23	39	63	35	160
Quantity sold - internal market - ferroalloys	MT (thousand)	37	38	-	-	75	37	39	41	50	167

Quantity sold - total	MT (thousand)	67	78	-	-	145	60	78	104	85	327

Quantity sold - external market - manganese	MT (thousand)	147	306	-	-	453	243	212	181	192	828
Quantity sold - internal market - manganese	MT (thousand)	94	76	-	-	170	15	35	58	90	198

Quantity sold - total	MT (thousand)	241	382	-	-	623	258	247	239	282	1,026

Average sales price - external market - ferroalloys	US$	573.88	549.79	-	-	560.11	525.00	384.64	483.67	548.54	479.65
Average sales price - internal market - ferroalloys	US$	505.02	664.75	-	-	585.95	519.19	506.79	379.56	339.76	428.31
Average sales price - total	US$	536.68	606.47	-	-	574.22	521.43	445.72	442.63	425.73	453.43
Average sales rice - external market - manganese	US$	46.71	42.17	-	-	43.64	52.49	44.38	44.91	46.96	46.96
Average sales price - internal market - manganese	US$	36.35	46.00	-	-	40.66	68.27	58.11	50.97	46.47	46.47
Average sales price - total	US$	42.65	42.93	-	-	42.82	53.40	46.32	46.38	45.86	46.86
Long-term indebtedness, gross	US$	19,812	38,962	-	-	38,962	21,121	17,749	19,990	22,055	22,055
Short-term indebtedness, gross	US$	36,783	24,688	-	-	24,688	29,918	28,084	25,351	35,605	35,605

Total indebtedness, gross	US$	56,595	63,650	-	-	63,650	51,039	45,833	45,341	57,660	57,660

Stockholders' equity	R$	310,314	336,058	-	-	336,058	245,150	261,854	306,541	293,116	293,116

Net operating revenues	R$	142,185	171,284	-	-	313,469	95,931	105,626	168,108	152,924	522,589
Cost of products	R$	(83,873)	(93,166)	-	-	(177,039)	(50,659)	(69,335)	(101,297)	(85,843)	(307,134)
Other expenses/revenues	R$	(22,569)	(27,377)	-	-	(49,946)	(8,814)	(5,900)	(17,956)	(56,322)	(88,992)
Depreciation, amortization and depletion	R$	5,456	6,238	-	-	11,694	3,297	3,434	4,503	3,712	14,946

EBITDA (*)	R$	41,199	56,979	-	-	98,178	39,755	33,825	53,358	14,471	141,409
Depreciation, amortization and depletion	R$	(5,456)	(6,238)	-	-	(11,694)	(3,297)	(3,434)	(4,503)	(3,712)	(14,946)

EBIT	R$	35,743	50,741	-	-	86,484	36,458	30,391	48,855	10,759	126,463
Impairment	R$	-	-	-	-	-	-	-	-	-	-
Net financial result	R$	(11,168)	(18,623)	-	-	(29,791)	(720)	(4,131)	13,412	(34,107)	(25,546)

Income before income tax and social contribution	R$	24,575	32,118	-	-	56,693	35,738	26,260	62,267	(23,348)	100,917
Income tax and social contribution	R$	(6,255)	(7,496)	-	-	(13,751)	(2,177)	(4,332)	(16,111)	3,265	(19,355)

Net income	R$	18,320	24,622	-	-	42,942	33,561	21,928	46,156	(20,083)	81,562

(*) 2002 and 1Q/03 were adjusted.

40	CVRD

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9- REPORT OF THE INDEPENDENT ACCOUNTANTS	(A free translation of the original opinion in Portuguese expressed on quarterly information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

August 07, 2003

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1	We have carried out limited reviews of the Quarterly Financial Information - ITR of Companhia Vale do Rio Doce for the quarters and periods ended June 30 and March 31, 2003 and June 30, 2002. This financial information is the responsibility of the Company's management.

2	Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3	The financial statements at June 30, 2003 and 2002, of some subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Accordingly, the conclusions resulting from our reviews do not cover the amounts of R$ 6,363,719 thousand (March 31, 2003 - R$ 8,156,541 thousand and June 30, 2002 - R$ 6,909,059 thousand) of these investments and R$ 459,265 thousand (March 31, 2003 - R$ 418,620 thousand and June 30, 2002 - R$ 909,701 thousand) of the income produced by them for the quarters then ended.

4	Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5	Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to this statement for it to be adequately presented in relation to the quarterly financial information.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-000160/O-5 "F" RJ

Otavio Cassou Maia	Ronaldo Matos Valiño
Partner	Director
Contador CRC-SP-158.611/O-8-S-RJ	Contador CRC-RJ-069.958/O

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10- BOARD OF DIRECTORS, FISCAL COUNCIL, ADVISORY COMMITTEES AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS	FISCAL COUNCIL

Sérgio Ricardo Silva Rosa	Joaquim Vieira Ferreira Levy
Chairman
Luiz Octávio Nunes West
Mário da Silveira Teixeira Júnior
Pedro Carlos de Mello
Arlindo Magno de Oliveira
Vicente Barcelos
Cláudio Bernardo Guimarães de Moraes
Wilson Risolia Rodrigues
Erik Persson

Francisco Valadares Póvoa	EXECUTIVE OFFICERS

João Moisés Oliveira	Roger Agnelli
Chief Executive Officer
Luiz Alexandre Bandeira de Mello
Antonio Miguel Marques
Renato da Cruz Gomes	Executive Officer for Equity Holdings and
Business Development
Ricardo Carvalho Giambroni
Armando de Oliveira Santos Neto
Rômulo de Mello Dias	Executive Officer for Ferrous Minerals

Carla Grasso
ADVISORY COMMITTEES OF THE	Executive Officer for Human Resources and
BOARD OF DIRECTORS	Corporate Services

Auditing Committee	Diego Cristobal Hernández Cabrera
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Marcos Fábio Coutinho
Ricardo Wiering de Barros	Fábio de Oliveira Barbosa
Chief Financial Officer
Executive Development Committee
Arlindo Magno de Oliveira	Gabriel Stoliar
Francisco Valadares Póvoa	Executive Officer for Planning
João Moisés de Oliveira
Olga Loffredi	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cláudio Roberto Frischtak
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee	Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Roger Agnelli	Chief Accountant	Head of Control Department
Fábio de Oliveira Barbosa	CRC-RJ 57439
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias

Governance and Ethics Committee
Luiz Tarquínio Sardinha Ferro
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

42	CVRD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: August 18, 2003